UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the quarter ended December 31, 2018

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(WNS (Holdings) Limited)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22 - 4095 - 2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

WNS (Holdings) Limited is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No: 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042) and Form S-8 filed on October 31, 2018 (File No. 333-228070).

CONVENTIONS USED IN THIS REPORT

In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ₹ ” or “rupees” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia, references to “CHF” or “Swiss Franc” are to the legal currency of Switzerland, references to “RMB” are to the legal currency of China, references to “LKR” or “Sri Lankan rupees” are to the legal currency of Sri Lanka, references to “PHP” or “Philippine Peso” are to the legal currency of the Philippines and references to “NZD” or “New Zealand dollar” are to the legal currency of New Zealand. Our financial statements are presented in US dollars and prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as in effect as at December 31, 2018. To the extent the IASB issues any amendments or any new standards subsequent to December 31, 2018, there may be differences between IFRS applied to prepare the financial statements included in this report and those that will be applied in our annual financial statements for the year ending March 31, 2019. Unless otherwise indicated, the financial information in this interim report on Form 6-K has been prepared in accordance with IFRS, as issued by the IASB. Unless otherwise indicated, references to “GAAP” in this report are to IFRS, as issued by the IASB. References to “our ADSs” in this report are to our American Depositary Shares, each representing one of our ordinary shares.

References to a particular “fiscal year” are to our fiscal year ended March 31 of that calendar year, which is also referred to as “fiscal”. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

In this report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “the Company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

In this report, references to the “Commission” or the “SEC” are to the United States Securities and Exchange Commission.

We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	our dependence on a limited number of clients in a limited number of industries;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process management industry;

•	technological innovation;

•	telecommunications or technology disruptions;

•	our ability to attract and retain clients;

•	our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

•

our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share;

•	future regulatory actions and conditions in our operating areas; and

•	volatility of our ADS price.

These and other factors are more fully discussed in our other filings with the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2018. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I- FINANCIAL INFORMATION

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Notes	As at December 31, 2018	As at March 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	5	$85,315	$99,829
Investments	6	49,607	120,960
Trade receivables, net	7	73,804	71,388
Unbilled revenue	7	55,712	61,721
Funds held for clients		9,936	10,066
Derivative assets	13	14,955	11,738
Prepayments and other current assets	8	20,718	24,847

Total current assets		310,047	400,549
Non-current assets:
Goodwill	9	130,049	135,186
Intangible assets	10	82,098	89,652
Property and equipment	11	57,377	60,606
Derivative assets	13	6,742	3,245
Deferred tax assets		21,853	27,395
Investments	6	80,311	542
Other non-current assets	8	59,025	42,388

Total non-current assets		437,455	359,014

TOTAL ASSETS		$747,502	$759,563

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$20,002	$19,703
Provisions and accrued expenses	15	27,703	28,826
Derivative liabilities	13	4,721	6,466
Pension and other employee obligations	14	55,649	64,617
Current portion of long-term debt	12	27,838	27,740
Contract liabilities	16	4,654	2,908
Current taxes payable		1,995	1,262
Other liabilities	17	14,691	15,739

Total current liabilities		157,253	167,261
Non-current liabilities:
Derivative liabilities	13	542	2,289
Pension and other employee obligations	14	10,466	9,621
Long-term debt	12	47,526	61,391
Contract liabilities	16	1,185	571
Other non-current liabilities	17	10,402	11,662
Deferred tax liabilities		11,209	11,812

Total non-current liabilities		81,330	97,346

TOTAL LIABILITIES		$238,583	$264,607

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,069,370 shares and 54,834,080 shares; each as at December 31, 2018 and March 31, 2018, respectively)	18	8,046	8,533
Share premium		262,168	371,764
Retained earnings		448,473	364,424
Other components of equity		(153,417)	(115,534)

Total shareholders’ equity, including shares held in treasury		565,270	629,187

Less: 1,100,000 shares as at December 31, 2018 and 4,400,000 shares as at March 31, 2018, held in treasury, at cost	18	(56,351)	(134,231)

Total shareholders’ equity		508,919	494,956

TOTAL LIABILITIES AND EQUITY		$747,502	$759,563

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2018	2017	2018	2017
Revenue	19	$199,746	$188,598	$598,638	$555,246
Cost of revenue	20	125,205	124,450	387,110	374,722

Gross profit		74,541	64,148	211,528	180,524
Operating expenses:
Selling and marketing expenses	20	10,905	10,559	33,293	29,925
General and administrative expenses	20	28,171	28,345	83,936	87,094
Foreign exchange gain, net		(1,854)	(4,364)	(5,034)	(13,532)
Amortization of intangible assets		3,945	3,927	11,867	11,546

Operating profit		33,374	25,681	87,466	65,491
Other income, net	22	(3,644)	(2,473)	(10,003)	(7,676)
Finance expense	21	812	976	2,484	3,115

Profit before income taxes		36,206	27,178	94,985	70,052
Income tax expense	24	7,623	892	19,224	8,144

Profit after tax		$28,583	$26,286	$75,761	$61,908

Earnings per ordinary share	25

Basic		$0.57	$0.52	$1.51	$1.23

Diluted		$0.55	$0.51	$1.45	$1.18

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Profit after tax	$28,583	$26,286	$75,761	$61,908
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment	(536)	119	(1,016)	1,989
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain	22,049	11,149	11,099	6,215
Net change in time value of option contracts designated as cash flow hedges	2,330	—	(1,342)	—
Reclassification to profit or loss	(220)	(6,244)	305	(22,381)
Foreign currency translation gain/(loss)	6,902	11,915	(42,775)	15,753
Income tax (provision)/benefit relating to above	(5,476)	(655)	(1,393)	6,299

	$25,585	$16,165	$(34,106)	$5,886

Total other comprehensive income/(loss), net of taxes	$25,049	$16,284	$(35,122)	$7,875

Total comprehensive income	$53,632	$42,570	$40,639	$69,783

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign
					currency	Cash flow				Total
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount	equity

Balance as at April 1, 2017	53,312,559	$8,333	$338,284	$277,988	$(132,167)	$17,348	$(35)	3,300,000	$(94,685)	$415,066
Shares issued for exercised options and restricted share units (“RSUs”) (Refer Note 23)	1,389,419	181	1,166	—	—	—	—	—	—	1,347
Purchase of treasury shares (Refer Note 18)	—	—	—	—	—	—	—	1,100,000	(39,546)	(39,546)
Share-based compensation (Refer Note 23)	—	—	23,506	—	—	—	—	—	—	23,506
Purchase of equity from non-controlling interest	—	—	(52)	—	—	—	—	—	—	(52)
Excess tax benefits relating to share-based options and RSUs	—	—	826	—	—	—	—	—	—	826

Transactions with owners	1,389,419	181	25,446	—	—	—	—	1,100,000	(39,546)	(13,919)

Profit after tax	—	—	—	61,908	—	—	—	—	—	61,908

Other comprehensive income/(loss), net of taxes	—	—	—	—	15,753	(9,867)	1,989	—	—	7,875

Total comprehensive income/(loss) for the period	—	—	—	61,908	15,753	(9,867)	1,989	—	—	69,783

Balance as at December 31, 2017	54,701,978	$8,514	$363,730	$339,896	$(116,415)	$7,481	$1,954	4,400,000	$(134,231)	$470,930

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign
					currency	Cash flow				Total
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount	equity

Balance as at March 31, 2018	54,834,080	$8,533	$371,764	$364,424	$(117,965)	$(20)	$2,451	4,400,000	$(134,231)	$494,956
Adoption of IFRS 9 (net of tax) (Refer Note 2)	—	—	—	2,777	—	(2,761)	—	—	—	16
Adoption of IFRS 15 (net of tax) (Refer Note 2)	—	—	—	5,511	—	—	—	—	—	5,511
Balance as at April 1, 2018	54,834,080	8,533	371,764	372,712	(117,965)	(2,781)	2,451	4,400,000	(134,231)	500,483
Shares issued for exercised options and restricted share units (“RSUs”) (Refer Note 23)	635,290	85	(85)	—	—	—	—	—	—	—
Cancellation of treasury shares (Refer Note 18)	(4,400,000)	(572)	(133,659)	—	—	—	—	(4,400,000)	134,231	—
Purchase of treasury shares (Refer Note 18)	—	—	—	—	—	—	—	1,100,000	(56,351)	(56,351)
Share-based compensation (Refer Note 23)	—	—	23,501	—	—	—	—	—	—	23,501
Excess tax benefits relating to share-based options and RSUs	—	—	647	—	—	—	—	—	—	647

Transactions with owners	(3,764,710)	(487)	(109,596)	—	—	—	—	1,100,000	77,880	(32,203)

Profit after tax	—	—	—	75,761	—	—	—	—	—	75,761

Other comprehensive loss, net of taxes	—	—	—	—	(42,775)	8,669	(1,016)	—	—	(35,122)

Total comprehensive income/(loss) for the period	—	—	—	75,761	(42,775)	8,669	(1,016)	—	—	40,639

Balance as at December 31, 2018	51,069,370	$8,046	$262,168	$448,473	$(160,740)	$5,888	$1,435	1,100,000	$(56,351)	$508,919

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Notes	Nine months ended December 31,
		2018	2017
Cash flows from operating activities:
Cash generated from operations		$120,621	$113,018
Income taxes paid		(15,766)	(15,293)
Interest paid		(1,944)	(2,584)
Interest received		1,804	1,341

Net cash provided by operating activities		104,715	96,482

Cash flows from investing activities:
Working capital adjustment towards acquisition of HealthHelp, net	4(a)	—	(508)
Adjustment towards acquisition of Denali, net	4(b)	—	454
Purchase of property and equipment and intangible assets		(24,631)	(27,830)
Proceeds from sale of property and equipment		103	284
Proceeds from restricted cash held in escrow	4(c)	—	239
Government grant received		—	168
Government grant repaid		(200)	(50)
Investment in fixed deposits		(19,024)	(14,105)
Proceeds from maturity of fixed deposits		24,395	—
Proceeds from maturity of fixed maturity plans (“FMPs”)		—	100
Profit on sale of marketable securities		730	—
Dividends received		32	2,381
Investment in marketable securities (long-term)		(78,823)	—
Marketable securities (short-term) sold / (purchased), net		57,456	10,109

Net cash used in investing activities		(39,962)	(28,758)

Cash flows from financing activities:
Buyback of shares		(56,351)	(39,546)
Proceeds from exercise of stock options		—	1,347
Repayment of long-term debt		(14,050)	(14,050)
Excess tax benefit from share-based compensation expense		1,352	243
Purchase of equity of non-controlling interest		—	(52)
Payment of debt issuance cost		—	(354)

Net cash used in financing activities		(69,049)	(52,412)

Exchange difference on cash and cash equivalents		(10,218)	4,549
Net change in cash and cash equivalents		(14,514)	19,861
Cash and cash equivalents at the beginning of the period		99,829	69,803

Cash and cash equivalents at the end of the period		$85,315	$89,664

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$2,968	$2,320
(ii) Release of restricted cash, held in escrow	4(c)	1,535	1,535

Reconciliation of liabilities arising from financing activities:

			Non-cash changes
	Opening balance April 1, 2018	Cash flows	Amortization of debt issuance cost	Closing balance December 31, 2018
Long-term debt (including current portion)	$89,131	$(14,050)	$283	$75,364

See accompanying notes

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Australia, Dubai (United Arab Emirates), Germany, London (UK), New Jersey (US), New Zealand, Singapore and Switzerland and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, Turkey, Spain, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the travel, shipping and logistics services and utilities; retail and consumer products group; banking and financial, healthcare and insurance and consulting and professional services industries.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at 22, Grenville Street, St Helier, Jersey JE4 8PX.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on January 31, 2019.

2.	Summary of significant accounting policies

Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by the IASB. They do not include all of the information required in the annual financial statements in accordance with IFRS, as issued by the IASB and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2018.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2018, except as mentioned below.

Adoption of IFRS 15

Effective April 1, 2018, the Company adopted IFRS 15 – “Revenue from Contracts with Customers” (“IFRS 15”). As a result, the Company has changed its accounting policy for revenue recognition, which has been detailed below.

The Company has applied the standard retrospectively with the cumulative effect being recognized as a transition adjustment to the Company’s opening retained earnings as at April 1, 2018. The comparative information has not been restated and continues to be reported in accordance with the principles of IAS 18 – “Revenue”. The initial application of the standard applies to active contracts as at April 1, 2018.

The key area impacted upon adoption of IFRS 15 relates to the accounting for sales commission costs. Specifically, under IFRS 15, a portion of sales commission costs have been recorded as an asset and amortized on a straight-line basis over the expected life of contract rather than expensed as incurred under the Company’s erstwhile accounting policy (Refer Note 19).

Revenue recognition

The Company derives revenue from BPM services, comprising back office administration, data management, customer interaction services management, and Auto Claims handling services.

Revenue from rendering services is recognized on an accrual basis when the promised services are performed for an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenue from the end of last billing to the reporting date is recognized as unbilled revenue. Unbilled revenue for certain contracts is classified as contract assets, as the right to consideration is conditional on factors other than the passage of time. Revenue is net of value-added taxes and includes reimbursements of out-of-pocket expenses.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Revenue earned by back office administration, data management and customer interaction services management services

Back office administration, data management and customer interaction services contracts are based on the following pricing models:

a)	per full-time-equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

b)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

c)	subscription arrangements, which typically involve billings based on per member per month, based on contractually agreed rates;

d)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

e)

outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, improvement in working capital, increase in collections or a reduction in operating expenses); or

f)

other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Revenues under time-and-material contracts and subscription arrangements are recognized as the services are performed. Revenues are recognized on cost-plus contracts on the basis of contractually agreed direct and indirect costs incurred on a client contract plus an agreed upon profit mark-up. Revenues are recognized on unit-price based contracts based on the number of specified units of work delivered to a client. Such revenues are recognized as the related services are provided in accordance with the client contract.

Revenue for performance obligations that are satisfied over time is recognized in accordance with the methods prescribed for measuring the progress. The input method (cost or efforts expended) has been used to measure progress towards completion as there is a direct relationship between inputs and productivity.

In respect of arrangements involving subcontracting, in part or whole of the assigned work, the Company evaluates revenues to be recognized under criteria established by IFRS 15, Application guidance in paragraphs B34 to B38 “Principal versus agent considerations”.

Contracts with customers includes variability in transaction price primarily due to service level agreements, gain share, minimum commitment and volume discounts. Revenues relating to such arrangements are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Amounts billed or payments received, where revenue recognition criteria have not been met, are recorded as deferred revenue and classified as contract liabilities. These are recognized as revenue when all the recognition criteria have been met. The costs related to the performance of BPM services unrelated to transition services (discussed below) are fulfilment costs classified as contract cost assets and recognized immediately when the conditions for revenue recognition have been met. Any upfront payment received towards future services is recognized over the period when such services are provided.

All incremental and direct costs incurred for acquiring contracts, such as certain sales commission, are classified as contract cost assets. Such costs are amortized over the expected life of the contract.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Other upfront fees paid to customers are classified as contract assets. Such costs are amortized over the expected life of the contract and recorded as an adjustment to the transaction price and reduced from revenue. For certain BPM customers, the Company performs transition activities at the outset of entering into a new contract. The Company has determined these transition activities do not meet the criteria of IFRS 15 to be accounted for as a separate performance obligation and has deferred revenue attributable to these activities. Accordingly, transition revenues are classified as contract liabilities and are subsequently recognized ratably over the period in which the BPM services are performed. Costs related to such transition services are fulfillment costs which are directly related to the contract and result in generation or enhancement of resources and are expected to be recoverable under the contract and thereby classified as contract cost assets and are recognized ratably over the estimated life of the contract. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period they are incurred.

All contracts entered into by the Company specify the payment terms. Usual payment terms range between 30 - 60 days.

Revenue earned by auto claims handling services

Auto claims handling services include claims handling and administration (“Claims Handling”), car hire and arranging for repairs with repair centers across the UK and the related payment processing for such repairs (“Accident Management”). With respect to Claims Handling, the Company receives either a per-claim fee or a fixed fee. Revenue for per claim fee is recognized over the estimated processing period of the claim, which currently ranges from one to two months and revenue for fixed fee is recognized on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim on behalf of the customer. In these circumstances, the revenue is deferred until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.

In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, the Company considers the criteria established by IFRS 15, Application guidance in paragraphs B34 to B38 “Principal versus agent considerations”. When the Company determines that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income. Factors considered in determining whether the Company is the principal in the transaction include whether:

a)	the Company has the primary responsibility for providing the services,

b)	the Company negotiates labor rates with repair centers, and

c)	the Company is responsible for timely and satisfactory completion of repairs.

If there are circumstances where the above criteria are not met and therefore the Company is not the principal in providing Accident Management services, amounts received from customers are recognized and presented net of payments to repair centers in the consolidated statement of income. Revenue from Accident Management services is recorded net of the repairer referral fees passed on to customers.

Revenue from legal services in the Auto Claims BPM segment is recognized on the admission of liability by the third party to the extent of fixed fees earned at each stage and any further income on the successful settlement of the claim.

Incremental and direct costs incurred to contract with a claimant are classified as contract cost assets and amortized over the expected period of benefit, not exceeding 15 months. All other costs to the Company are expensed as incurred.

For a description of the Company’s revenue recognition accounting policy in effect before the Company’s adoption of IFRS 15, see Note 2 — “Summary of significant accounting policies” under Item 18 —“Financial Statements” and Part I, Item 5—“Operating and Financial review and prospects”—“Critical Accounting Policies” in the Company’s annual report on Form 20-F for the year ended March 31, 2018.

Significant judgments

The Company’s determination of whether BPM services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Adoption of IFRS 9

On April 1, 2018, the Company adopted the standard IFRS 9 – “Financial Instruments” (“IFRS 9”) by availing the relief from restating comparative information. This standard replaces IAS 39 – “Financial Instruments: Recognition and Measurement” (“IAS 39”). The cumulative impact on adoption of the standard has been recognized as an adjustment to the Company’s opening retained earnings as at April 1, 2018.

The standard provides limited exception from prospective application of the new standard for the time value of options, when only the intrinsic value is designated by restating the comparative periods. The time value of options did not have any material impact on the consolidated financial statements. Hence, prior period comparative figures have not been restated and the cumulative impact has been recognized as an adjustment to the Company’s retained earnings as at April 1, 2018.

The key areas impacted upon adoption of the standard relates to the recognition of gains/losses on cash flow hedges on intercompany forecasted revenue transactions as part of revenues which had previously been recognized in the foreign exchange gains/losses, net, accounting for time value of options and the presentation of classification and measurement of the Company’s financial instruments.

The impact of this standard resulted in an increase in retained earnings of $2,777 as at April 1, 2018 with corresponding increase in the losses in other components of equity of $2,761, in trade receivables of $74 and a decrease in other non-current assets of $84.

Below are the accounting policies for financial instruments consequent to the adoption of IFRS 9:

Financial instruments — initial recognition and subsequent measurement

A	Financial instruments are classified in the following categories:

•	Non-derivative financial assets comprising at amortized cost or at fair value through profit or loss (“FVTPL”).

•	Non-derivative financial liabilities comprising at FVTPL or at amortized cost.

•	Derivative financial instruments under the category of financial assets or financial liabilities at FVTPL or at fair value through other comprehensive income (“FVOCI”).

The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of the Company’s financial instruments at initial recognition.

Non-derivative financial instruments are recognized initially at fair value. Financial assets are derecognized when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset.

Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

i.	Non-derivative financial assets:

a)	Financial assets at amortized cost

Financial assets that meet the following criteria are measured at amortized cost (except for investments that are designated at FVTPL on initial recognition):

i)	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

ii)	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Financial assets at amortized costs are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. They are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, less any impairment losses.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

b).	Financial assets at FVTPL:

Financial assets that do not meet the amortized cost or FVOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in the consolidated statement of income. The gains or losses on disposal of financial assets at FVTPL are recognized in the consolidated statement of income.

Interest income on financial assets at FVTPL is recognized in the consolidated statement of income. Dividend on financial assets at FVTPL is recognized when the Company’s right to receive dividend is established.

ii.	Non-derivative financial liabilities

All financial liabilities are recognized initially at fair value, except in the case of loans and borrowings which are recognized at fair value net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables, bank overdrafts, contingent consideration and loans and borrowings.

Trade and other payables maturing later than 12 months after the reporting date are presented as non-current liabilities.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the effective interest rate method amortization process.

After initial recognition, contingent consideration are subsequently measured at fair value and the changes to the fair value are recognized in the consolidated statement of income.

iii.	Derivative financial instruments and hedge accounting

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency. The Company limits the effect of foreign exchange rate fluctuation by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counter party is primarily a bank. The Company holds derivative financial instruments such as foreign exchange forwards, option contracts and interest rate swaps to hedge certain foreign currency and interest rate exposures.

Cash flow hedges

The Company recognizes derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation.

For derivative instruments where hedge accounting is applied, the Company records the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income/(loss) in the statement of comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffective portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded as gains/losses, net in the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in the cash flow hedging reserve (in other comprehensive income/(loss)) until the period the hedge was effective, remains in the cash flow hedging reserve until the forecasted transaction occurs. Cash flow hedge on interest rate swaps are recorded under finance expense, net. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

When it is highly probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income/(loss).

Gains/losses on cash flow hedges on forecasted revenue transactions are recorded in foreign exchange gains/losses forming part of revenue and changes in fair value of foreign currency derivative instruments not designated as cash flow hedges are recognized in the statement of income and reported within foreign exchange gains, net within results from operating activities.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

iv.	Offsetting of financial instruments

Financial assets and financial liabilities are offset against each other and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

v.	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit risk, foreign exchange rates, and forward and spot prices for currencies.

vi.	Impairment of non-derivative financial assets

The Company applies the forward-looking expected credit loss model (“ECL”) for recognizing impairment loss on financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenue with no significant financing component are measured at an amount equal to lifetime ECL. The simplified approach for determining the lifetime ECL allowance is performed in two steps:

•	all trade receivables and unbilled revenue that are in default, as defined above, are individually assessed for impairment; and

•	a general reserve is recognized for all other trade receivables (including those not past due) based on historical loss rates.

For all other financial assets, expected credit losses are measured at an amount equal to the twelve-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain/loss in the consolidated statement of income.

vii.	Investments

a.	Marketable securities and mutual funds

The Company’s marketable securities represent liquid investments and are acquired principally for the purpose of earning daily income. Investments in mutual funds represent investments in mutual fund schemes wherein the mutual fund issuer has invested these funds in enterprise development funds. Investments which are expected to be redeemed within 12 months from the reporting date are classified as current investments, otherwise they are classified as non-current.

These investments are designated at fair value through profit or loss and changes in fair value recognized in the consolidated statement of income. The fair value represents the original cost of the investment and the investment’s fair value at each reporting period.

b.	Investments in fixed maturity plans

The Company’s investments in fixed maturity plans (“FMPs”) represent investments in mutual fund schemes wherein the mutual fund issuer has invested these funds in certificate of deposits with banks in India. The investments in FMPs are designated as fair value through profit or loss and change in fair value is recognized in the consolidated statement of income. The fair value represents original cost of an investment and the investment’s fair value at each reporting period or net asset value (“NAV”) as quoted.

The Company manages FMPs on a fair value basis in accordance with the entity’s documented risk management, investment strategy and information provided to the key managerial personnel. The returns on the investment are measured based on the fair value movement rather than looking at the overall returns on the maturity. The Company’s investment purchase and sale decisions are also based on the fair value fluctuations rather than a predetermined policy to hold the investment until maturity. Key management personnel believe that recording these investments through the consolidated statement of income would provide more relevant information to measure the performance of the investment.

For a description of the Company’s accounting policy for Financial instruments — initial recognition and subsequent measurement in effect before the Company’s adoption of IFRS 9, see Note 2 — “Summary of significant accounting policies” under Item 18 —“Financial Statements” and Part I, Item 5 — “Operating and Financial review and prospects”—“Critical Accounting Policies” in the Company’s annual report on Form 20-F for the year ended March 31, 2018.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The cumulative effect of the changes made to the Company’s consolidated statement of financial position as at April 1, 2018 for the adoption of IFRS 15 and IFRS 9 is as follows:

	As at March 31, 2018 (as previously reported)	Transition adjustments on adoption of IFRS 15	Transition adjustments on adoption of IFRS 9	As at April 1, 2018 (as adjusted)
ASSETS
Current assets:
Cash and cash equivalents	$99,829	$—	$—	$99,829
Investments	120,960	—	—	120,960
Trade receivables, net	71,388	—	74	71,462
Unbilled revenue	61,721	—	—	61,721
Funds held for clients	10,066	—	—	10,066
Derivative assets	11,738	—	—	11,738
Prepayments and other current assets	24,847	1,520	—	26,367

Total current assets	400,549	1,520	74	402,143

Non-current assets:
Goodwill	135,186	—	—	135,186
Intangible assets	89,652	—	—	89,652
Property and equipment	60,606	—	—	60,606
Derivative assets	3,245	—	—	3,245
Deferred tax assets	27,395	(1,803)	27	25,619
Investments	542	—	—	542
Other non-current assets	42,388	5,861	(84)	48,165

Total non-current assets	359,014	4,058	(57)	363,015

TOTAL ASSETS	759,563	5,578	17	765,158

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	19,703	—	—	19,703
Provisions and accrued expenses	28,826	—	—	28,826
Derivative liabilities	6,466	—	—	6,466
Pension and other employee obligations	64,617	—	—	64,617
Current portion of long- term debt	27,740	—	—	27,740
Deferred revenue	2,908	27	—	2,935
Current taxes payable	1,262	—	—	1,262
Other liabilities	15,739	—	—	15,739

Total current liabilities	167,261	27	—	167,288

Non-current liabilities:
Derivative liabilities	2,289	—	—	2,289
Pension and other employee obligations	9,621	—	—	9,621
Long- term debt	61,391	—	—	61,391
Deferred revenue	571	37	—	608
Other non-current liabilities	11,662	—	—	11,662
Deferred tax liabilities	11,812	3	1	11,816

Total non-current liabilities	97,346	40	1	97,387

TOTAL LIABILITIES	264,607	67	1	264,675

Share capital	8,533	—	—	8,533
Share premium	371,764	—	—	371,764
Retained earnings	364,424	5,511	2,777	372,712
Other components of equity	(115,534)	—	(2,761)	(118,295)
Less: shares, held in treasury, at cost	(134,231)	—	—	(134,231)

Total shareholders’ equity	494,956	5,511	16	500,483

TOTAL LIABILITIES AND EQUITY	$759,563	$5,578	$17	$765,158

Details showing the classification and measurement of the Company’s financial instruments on adoption of IFRS 9 as at April 1, 2018:

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Cash and cash equivalents	Loans and receivables	Financial assets at amortized cost	$99,829	$99,829
Investment in fixed deposits	Loans and receivables	Financial assets at amortized cost	21,548	21,548
Investments in marketable securities and mutual funds	Available for sale	Financial assets at FVTPL	99,954	99,954
Trade receivables	Loans and receivables	Financial assets at amortized cost	71,388	71,388
Unbilled revenue	Loans and receivables	Financial assets at amortized cost	61,721	61,721
Funds held for clients	Loans and receivables	Financial assets at amortized cost	10,066	10,066
Prepayments and other assets	Loans and receivables	Financial assets at amortized cost	4,410	4,410
Other non-current assets	Loans and receivables	Financial assets at amortized cost	10,243	10,243
Derivative assets	Financial assets at FVTPL	Financial assets at FVTPL	2,212	2,212
Derivative assets	Derivative designated as cash flow hedges (carried at fair value)	Financial assets at FVOCI	12,771	12,771

Total carrying value			$394,142	$394,142

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The impact of adoption of IFRS 15 and IFRS 9 on the Company’s consolidated statement of financial position as at December 31, 2018 was as follows:

	As reported (includes the impact of adoption of IFRS 15 and IFRS 9)	Adjustments on adoption of IFRS 15	Adjustments on adoption of IFRS 9	Balances without adoption of IFRS 15 and IFRS 9
ASSETS
Current assets:
Cash and cash equivalents	$85,315	$—	$—	$85,315
Investments	49,607	—	—	49,607
Trade receivables, net	73,804	—	(16)	73,788
Unbilled revenue	55,712	—	—	55,712
Funds held for clients	9,936	—	—	9,936
Derivative assets	14,955	—	—	14,955
Prepayments and other current assets	20,718	(1,789)	—	18,929

Total current assets	310,047	(1,789)	(16)	308,242

Non-current assets:
Goodwill	130,049	—	—	130,049
Intangible assets	82,098	—	—	82,098
Property and equipment	57,377	—	—	57,377
Derivative assets	6,742	—	—	6,742
Deferred tax assets	21,853	1,803	(27)	23,629
Investments	80,311	—	—	80,311
Other non-current assets	59,025	(5,311)	132	53,846

Total non-current assets	437,455	(3,508)	105	434,052

TOTAL ASSETS	747,502	(5,297)	89	742,294

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	20,002	—	—	20,002
Provisions and accrued expenses	27,703	—	—	27,703
Derivative liabilities	4,721	—	—	4,721
Pension and other employee obligations	55,649	—	—	55,649
Current portion of long- term debt	27,838	—	—	27,838
Contract liabilities	4,654	(13)	—	4,641
Current taxes payable	1,995	—	—	1,995
Other liabilities	14,691	—	—	14,691

Total current liabilities	157,253	(13)	—	157,240

Non-current liabilities:
Derivative liabilities	542	—	—	542
Pension and other employee obligations	10,466	—	—	10,466
Long- term debt	47,526	—	—	47,526
Contract liabilities	1,185	(11)	—	1,174
Other non-current liabilities	10,402	—	—	10,402
Deferred tax liabilities	11,209	(3)	(1)	11,205

Total non-current liabilities	81,330	(14)	(1)	81,315

TOTAL LIABILITIES	238,583	(27)	(1)	238,555

Share capital	8,046	—	—	8,046
Share premium	262,168	—	—	262,168
Retained earnings	448,473	(5,856)	205	442,822
Other components of equity	(153,417)	586	(115)	(152,946)
Less: shares, held in treasury, at cost	(56,351)	—	—	(56,351)

Total shareholders’ equity	508,919	(5,270)	90	503,739

TOTAL LIABILITIES AND EQUITY	$747,502	$(5,297)	$89	$742,294

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The impact of adoption of IFRS 15 and IFRS 9 on the Company’s consolidated statement of income for the three months ended December 31, 2018 was as follows:

	Three months ended December 31, 2018
	As reported (includes the impact of adoption of IFRS 15 and IFRS 9)	Adjustments on adoption of IFRS 15	Adjustments on adoption of IFRS 9	Amounts without adoption of IFRS 15 and IFRS 9
Revenue	$199,746	$—	$(29)	$199,717
Cost of revenue	125,205	(1,162)	—	124,043

Gross profit	74,541	1,162	(29)	75,674
Operating expenses:
Selling and marketing expenses	10,905	354	—	11,259
General and administrative expenses	28,171	—	(39)	28,132
Foreign exchange gain, net	(1,854)	—	(5,279)	(7,133)
Amortization of intangible assets	3,945	—	—	3,945

Operating profit	33,374	808	5,289	39,471
Other income, net	(3,644)	—	—	(3,644)
Finance expense, net	812	—	—	812

Profit before income taxes	36,206	808	5,289	42,303
Income tax expense	7,623	—	1,090	8,713

Profit after tax	$28,583	$808	$4,199	$33,590

The impact of adoption of IFRS 15 and IFRS 9 on the Company’s consolidated statement of income for the nine months ended December 31, 2018 was as follows:

	Nine months ended December 31, 2018
	As reported (includes the impact of adoption of IFRS 15 and IFRS 9)	Adjustments on adoption of IFRS 15	Adjustments on adoption of IFRS 9	Amounts without adoption of IFRS 15 and IFRS 9
Revenue	$598,638	$—	$1,001	$599,639
Cost of revenue	387,110	732	—	387,842

Gross profit	211,528	(732)	1,001	211,797
Operating expenses:
Selling and marketing expenses	33,293	(387)	—	32,906
General and administrative expenses	83,936	—	(106)	83,830
Foreign exchange gain, net	(5,034)	—	(2,587)	(7,621)
Amortization of intangible assets	11,867	—	—	11,867

Operating profit	87,466	(345)	3,694	90,815
Other income, net	(10,003)	—	—	(10,003)
Finance expense, net	2,484	—	—	2,484

Profit before income taxes	94,985	(345)	3,694	98,334
Income tax expense	19,224	—	712	19,936

Profit after tax	$75,761	$(345)	$2,982	$78,398

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3.	New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2018 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In January 2016, the IASB issued IFRS 16 – “Leases” (“IFRS 16”). Key changes in IFRS 16 include:

•	eliminates the requirement to classify a lease as either operating or finance lease in the books of lessee;

•

introduces a single lessee accounting model, which requires lessee to recognize assets and liabilities for all leases, initially measured at the present value of unavoidable future lease payment. Entity may elect not to apply this accounting requirement to short term leases and leases for which underlying asset is of low value;

•

replaces the straight-line operating lease expense model with a depreciation charge for the lease asset (included within operating costs) and an interest expense on the lease liability (included within finance costs);

•

requires lessee to classify cash payments for principal and interest portion of lease arrangement within financing activities and financing/operating activities respectively in the cash flow statements; and

•	requires entities to determine whether a contract conveys the right to control the use of an identified asset for a period of time to assess whether that contract is, or contains, a lease.

IFRS 16 replaces IAS 17 – “Leases” and related interpretations viz. IFRIC 4 – “Determining whether an Arrangement contains a Lease”; SIC-15 – “Operating Leases—Incentives”; and SIC-27 – “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

IFRS 16 substantially carries forward lessor accounting requirements in IAS 17 –“Leases”. Disclosures, however, have been enhanced.

IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 – “Revenue from Contracts with Customers” at or before the date of initial application of IFRS 16.

A lessee shall apply IFRS 16 either retrospectively to each prior reporting period presented or record a cumulative effect of initial application of IFRS 16 as an adjustment to opening balance of equity at the date of initial application.

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

ii.	In June 2017, the IFRIC issued IFRIC 23 – “Uncertainty over Income Tax Treatments” to clarify the accounting for uncertainties in income taxes, by specifically addressing the following:

•	the determination of whether to consider each uncertain tax treatment separately or together with one or more uncertain tax treatments;

•	the assumptions an entity makes about the examination of tax treatments by taxations authorities;

•	the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates where there is an uncertainty regarding the treatment of an item; and

•	the reassessment of judgements and estimates if facts and circumstances change.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

On initial application, the requirements are to be applied by recognizing the cumulative effect of initially applying them in retained earnings, or in other appropriate components of equity, at the start of the reporting period in which an entity first applies them, without adjusting comparative information. Full retrospective application is permitted, if an entity can do so without using hindsight.

The Company expects the adoption of this standard will have no material impact on its consolidated financial statements.

iii.	In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments are as follows:

•

If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

•	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

The Company expects the adoption of these amendments will have no material impact on its consolidated financial statements.

iv.	In October 2018, the IASB issued amendments to IFRS 3 – “Business Combinations” regarding the definition of a “Business”. The amendments:

•

clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The above amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	Business Combinations

a)	HealthHelp

On March 15, 2017 (“Acquisition date”), the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”), which provides benefits management across several specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management, for a total consideration of $68,910, including working capital adjustments of $573 and a contingent consideration of $8,545, payable over a period of two years linked to revenue targets and continuation of an identified client contract. The fair value of the contingent consideration liability was estimated using level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $8,876.

The Company funded the acquisition primarily with a five year secured term loan. The Company is expected to leverage Health Help’s capability in care management to address the needs of payor, provider and insurance organizations.

The Company incurred acquisition related costs of $1,809, which were included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the year ended March 31, 2018, the Company made a payment of $573 towards working capital adjustments. During the year ended March 31, 2018, a contingent consideration of $3,114 was also paid by the Company to the sellers on achievement of the revenue target in relation to the identified client contract related to the first measurement period and an amount of $1,324 was reversed and credited to its consolidated income statement, due to the shortfall in revenue target achievement for the identified client contract, in accordance with the terms of the share purchase agreement.

The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$3,119
Trade receivables	4,910
Unbilled revenue	2,016
Prepayments and other current assets	1,060
Property and equipment	4,612
Intangible assets
- Software	1,274
- Customer contracts	4,537
- Customer relationships	49,584
- Service mark	400
- Covenant not-to-compete	4,693
- Technology	4,852
Non-current assets	161
Term loan	(29,249)
Current liabilities	(2,555)
Non-current liabilities	(1,423)
Deferred tax liability	(18,163)

Net assets acquired	$29,828
Less: Purchase consideration	68,910

Goodwill on acquisition	$39,082

Goodwill of $14,876 arising from this acquisition is expected to be deductible for tax purposes. Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

During the year ended March 31, 2018, the Company completed the accounting of the assets acquired and liabilities assumed on acquisition. Corresponding changes to the comparatives for the three and nine months ended December 31, 2017 were not made, as the impact of the change on finalization of purchase price allocation is not material.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

b)	Denali Sourcing Services Inc.

On January 20, 2017 (“Acquisition Date”), the Company acquired all outstanding shares of Denali Sourcing Services Inc. (“Denali”), a provider of strategic procurement BPM solutions for a purchase consideration of $38,668 (including the contingent consideration of $6,277, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $522 payable in first quarter of fiscal 2018), including adjustments for working capital. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $6,578. The payment was funded through a three-year secured term loan.

Denali delivers global sourcing and procurement services to high-tech, retail and Consumer Packaged Goods (“CPG”), banking and financial services, utilities, and healthcare verticals. The acquisition of Denali is expected to add a strategic procurement capability to the Company’s existing Finance and Accounting services and will enable the Company to offer procurement solutions to its clients.

The Company incurred acquisition related costs of $502, which were included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the year ended March 31, 2018, the Company made payment of $522 towards deferred consideration and an amount of $968 was reduced from the purchase consideration towards working capital adjustments. During the year ended March 31, 2018, a contingent consideration of $2,351 was also paid by the Company to the sellers on achievement of the revenue target related to the first measurement period.

The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$1,204
Trade receivables	2,799
Unbilled revenue	1,258
Prepayments and other current assets	95
Property and equipment	53
Deferred tax asset	18
Intangible assets
- Software	3
- Customer contracts	3,025
- Customer relationships	8,000
- Trade name	545
- Covenant not-to-compete	1,718
Non-current assets	27
Current liabilities	(3,781)
Short-term line of credit	(475)
Non-current liabilities	(343)
Deferred tax liability	(5,020)

Net assets acquired	$9,126
Less: Purchase consideration	38,668

Goodwill on acquisition	$29,542

Goodwill arising from this acquisition is not expected to be deductible for tax purposes. Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

During the year ended March 31, 2018, the Company completed the accounting of the assets acquired and liabilities assumed on acquisition. Corresponding changes to the comparatives for the three and nine months ended December 31, 2017 were not made, as the impact of the change on finalization of purchase price allocation is not material.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

c)	Value Edge

On June 14, 2016 (“Acquisition Date”), the Company acquired all outstanding equity shares of Value Edge Research Services Private Limited (“Value Edge”) which provides business research and analytics reports and databases across the domains of pharmaceutical, biotech and medical devices, for a total consideration of $18,265 including working capital adjustments of $765 and contingent consideration of $5,112 (held in escrow), subject to compliance with certain conditions, payable over a period of three years. The acquisition is expected to deepen the Company’s domain and specialized analytical capabilities in the growing pharma market, and provide the Company with a technology asset, which is leverageable across clients and industries.

The Company incurred acquisition related costs of $24, which were included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the year ended March 31, 2018, the Company released from escrow an amount of $1,535 towards the first instalment of contingent consideration to the sellers. During the nine months ended December 31, 2018, the Company released from escrow an amount of $1,535 towards the second instalment of contingent consideration to the sellers.

The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$432
Trade receivables	370
Unbilled revenue	706
Investments	87
Prepayments and other current assets	99
Property and equipment	78
Deferred tax asset	49
Intangible assets
- Software	10
- Customer contracts	701
- Customer relationships	1,894
- Trade name	104
- Covenant not-to-compete	2,655
- Technology	1,238
Non-current assets	74
Current liabilities	(1,236)
Non-current liabilities	(126)
Deferred tax liability	(2,281)

Net assets acquired	$4,854
Less: Purchase consideration	18,265

Goodwill on acquisition	$13,411

Goodwill arising from this acquisition is not expected to be deductible for tax purposes (Refer Note 24). Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5.	Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	December 31, 2018	March 31, 2018
Cash and bank balances	$52,303	$47,738
Short term deposits with banks (1)	33,012	52,091

Total	$85,315	$99,829

Note:

(1)	Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

6.	Investments

Investments consist of the following:

	As at
	December 31, 2018	March 31, 2018
Investments in marketable securities and mutual funds (1)	$116,381	$99,954
Investment in fixed deposits	13,537	21,548

Total	$129,918	$121,502

Note:

(1)

Marketable securities are investments made principally for the purpose of earning daily income. Investments which are expected to be redeemed within 12 months from the reporting date are classified as current investments, otherwise they are classified as non-current.

	As at
	December 31, 2018	March 31, 2018
Current investments	$49,607	$120,960
Non-current investments	80,311	542

Total	$129,918	$121,502

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7.	Trade receivables and unbilled revenue, net

Trade receivables and unbilled revenue consist of the following:

	As at
	December 31, 2018	March 31, 2018
Trade receivables and unbilled revenue*	$130,067	$133,673
Less: Allowances for expected credit losses	(551)	(564)

Total	$129,516	$133,109

*	As at December 31, 2018, unbilled revenue includes contract assets amounting to $1,412.

The movement in the allowances for expected credit losses is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Balance as on March 31, 2018	$—	$—	$564	$—
Impact of adoption of IFRS 9	—	—	(74)	—

Balance at the beginning of the period	310	2,653	490	1,713
Charged to profit or loss	308	92	402	1,419
Write-offs, net of collections	(19)	(82)	(304)	(246)
Reversals	(33)	(138)	(41)	(449)
Translation adjustment	(15)	23	4	111

Balance at the end of the period	$551	$2,548	$551	$2,548

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	Prepayment and other assets

Prepayment and other assets consist of the following:

	As at
	December 31, 2018	March 31, 2018
Current:
Service tax and other tax receivables	$810	$6,569
Deferred transition cost*	—	571
Contract assets	4,999	—
Employee receivables	1,602	1,099
Advances to suppliers	2,249	2,877
Prepaid expenses	6,397	7,994
Restricted cash, held in escrow (Refer Note 4 (c))	1,535	1,535
Others assets	3,126	4,202

Total	$20,718	$24,847

Non-current:
Deposits	$8,672	$8,708
Income tax assets	9,484	12,595
Service tax and other tax receivables	20,420	11,410
Deferred transition cost*	—	2,467
Contract assets	17,510	—
Restricted cash, held in escrow (Refer Note 4 (c))	—	1,535
Others assets	2,939	5,673

Total	$59,025	$42,388

*	As at December 31, 2018, deferred transition cost is included within contract assets in accordance with IFRS 15.

9.	Goodwill

A summary of the carrying value of goodwill is as follows:

	As at
	December 31,	March 31,
	2018	2018
Gross carrying amount	$152,212	$159,500
Accumulated impairment of goodwill	(22,163)	(24,314)

Total	$130,049	$135,186

The movement in goodwill balance by reportable segment as at December 31, 2018 and March 31, 2018 is as follows:

Gross carrying amount

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2017	$129,878	$25,803	$155,681
Goodwill initially arising on acquisitions	(92)	—	(92)
Foreign currency translation adjustment	767	3,144	3,911

Balance as at March 31, 2018	$130,553	$28,947	$159,500

Foreign currency translation adjustment	(4,727)	(2,561)	(7,288)

Balance as at December 31, 2018	$125,826	$26,386	$152,212

Accumulated impairment losses on goodwill

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2017	$—	$21,673	$21,673
Foreign currency translation adjustment	—	2,641	2,641

Balance as at March 31, 2018	$—	$24,314	$24,314
Foreign currency translation adjustment	—	(2,151)	(2,151)

Balance as at December 31, 2018	$—	$22,163	$22,163

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2018 are as follows:

Gross carrying value	Customer contracts	Customer relationships	Intellectual Property and other rights	Trade names	Technology	Leasehold benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2017	$167,001	$121,922	$3,861	$653	$6,131	$1,835	$9,451	400	$25,586	$336,840
Additions	—	—	250	—	—	—	—	—	7,369	7,619
Translation adjustments	93	940	470	—	(6)	—	10	—	894	2,401

Balance as at March 31, 2018	$167,094	$122,862	$4,581	$653	$6,125	$1,835	$9,461	$400	$33,849	$346,860

Accumulated amortization
Balance as at April 1, 2017	$157,976	$62,175	$3,861	$80	$172	$1,835	$964	$—	$13,153	$240,216
Amortization	2,725	3,700	74	236	790	—	2,310	—	5,670	15,505
Translation adjustments	(62)	873	470	(1)	(4)	—	12	—	199	1,487

Balance as at March 31, 2018	$160,639	$66,748	$4,405	$315	$958	$1,835	$3,286	$—	$19,022	$257,208

Net carrying value as at March 31, 2018	$6,455	$56,114	$176	$338	$5,167	$—	$6,175	$400	$14,827	$89,652

The changes in the carrying value of intangible assets for the nine months ended December 31, 2018 are as follows:

Gross carrying value	Customer contracts	Customer relationships	Intellectual Property and other rights	Trade names	Technology	Leasehold benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2018	$167,094	$122,862	$4,581	$653	$6,125	$1,835	$9,461	400	$33,849	$346,860
Additions	—	—		—	—	—	—	—	5,698	5,698
Translation adjustments	(5,761)	(1,426)	(383)	(7)	(84)	—	(199)	—	(2,068)	(9,928)

Balance as at December 31, 2018	$161,333	$121,436	$4,198	$646	$6,041	$1,835	$9,262	$400	$37,479	$342,630

Accumulated amortization
Balance as at April 1, 2018	$160,639	$66,748	$4,405	$315	$958	$1,835	$3,286	$—	$19,022	$257,208
Amortization	2,009	2,755	94	146	583	—	1,681	—	4,599	11,867
Translation adjustments	(5,555)	(1,226)	(383)	(6)	(22)	—	(101)	—	(1,250)	(8,543)

Balance as at December 31, 2018	$157,093	$68,277	$4,116	$455	$1,519	$1,835	$4,866	$—	$22,371	$260,532

Net carrying value as at December 31, 2018	$4,240	$53,159	$82	$191	$4,522	$—	$4,396	$400	$15,108	$82,098

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2018 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2017	$10,246	$69,871	$68,877	$587	$60,992	$210,573
Additions	—	4,597	9,389	93	9,756	23,835
Disposals/retirements	—	(3,350)	(1,718)	(29)	(2,303)	(7,400)
Translation adjustments	(23)	1,965	839	5	721	3,507

Balance as at March 31, 2018	$10,223	$73,083	$77,387	$656	$69,166	$230,515

Accumulated depreciation
Balance as at April 1, 2017	$4,208	$59,811	$51,431	$429	$41,180	$157,059
Depreciation	514	6,442	6,623	97	6,278	19,954
Disposals/retirements	—	(3,345)	(1,674)	(30)	(2,308)	(7,357)
Translation adjustments	(12)	1,822	512	1	296	2,619

Balance as at March 31, 2018	$4,710	$64,730	$56,892	$497	$45,446	$172,275

Capital work-in-progress						2,366

Net carrying value as at March 31, 2018						$60,606

The changes in the carrying value of property and equipment for the nine months ended December 31, 2018 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2018	$10,223	$73,083	$77,387	$656	$69,166	$230,515
Additions	—	4,673	5,479	317	5,797	16,266
Disposals/retirements	—	(1,444)	(1,785)	(184)	(681)	(4,094)
Translation adjustments	(297)	(5,226)	(5,165)	(51)	(4,626)	(15,365)

Balance as at December 31, 2018	$9,926	71,086	75,916	738	69,656	227,322

Accumulated depreciation
Balance as at April 1, 2018	$4,710	$64,730	$56,892	$497	$45,446	$172,275
Depreciation	373	4,135	5,426	103	5,309	15,346
Disposals/retirements	—	(1,419)	(1,758)	(184)	(580)	(3,941)
Translation adjustments	(137)	(4,745)	(3,805)	(37)	(3,087)	(11,811)

Balance as at December 31, 2018	$4,946	$62,701	$56,755	$379	$47,088	$171,869

Capital work-in-progress						1,924

Net carrying value as at December 31, 2018						$57,377

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $108 and $107 as at December 31, 2018 and March 31, 2018, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	Loans and borrowings

Long-term debt

The long-term loans and borrowings consist of the following:

			As at
Currency	Interest rate	Final maturity (fiscal year)	December 31, 2018	March 31, 2018
US dollars	3M USD Libor +1.27%	2020	17,050	22,700
US dollars	3M USD Libor +0.95%	2022	58,800	67,200

Total			75,850	89,900
Less: Debt issuance cost			486	769

Total			75,364	89,131
Current portion of long-term debt			$27,838	$27,740
Long-term debt			$47,526	$61,391

In January 2017, WNS North America Inc. obtained from BNP Paribas, Hong Kong, a three-year term loan facility of $34,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 1.27% per annum to finance the acquisition of Denali. WNS North America Inc. has pledged its shares of Denali as security for the loan. In connection with the term loan, the Company has entered into an interest rate swap with a bank to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.5610%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in six semi-annual installments. The first five repayment installments are $5,650 each and the sixth and final repayment installment is $5,750. On July 20, 2017, January 22, 2018, July 20, 2018 and January 22, 2019, the Company made scheduled repayments of $5,650 each. As at December 31, 2018, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

In March 2017, WNS (Mauritius) Limited obtained from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK a five-year term loan facility of $84,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 0.95% per annum to finance the acquisition of HealthHelp. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. In connection with the term loan, the Company has entered into interest rate swaps with banks to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.9635%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in ten semi-annual installments of $8,400 each. On September 14, 2017, March 14, 2018 and September 17, 2018 the Company made scheduled repayments of $8,400 each. As at December 31, 2018, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

The Company has pledged trade receivables, other financial assets and property and equipment with an aggregate amount of $118,147 and $113,174 as at December 31, 2018 and March 31, 2018, respectively, as collateral for the above borrowings.

Short-term lines of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $59,572 (based on the exchange rate on December 31, 2018). The Company has also established a line of credit in the UK amounting to $12,616 (based on the exchange rate on December 31, 2018). Further the Company has also established a line of credit in South Africa amounting to $1,426 (based on the exchange rate on December 31, 2018).

As at December 31, 2018, no amounts were drawn under these lines of credit.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at December 31, 2018 are as follows:

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$85,315	$—	$—	$85,315	$85,315
Investment in fixed deposits	13,537	—	—	13,537	13,537
Investments in marketable securities and mutual funds	—	116,381	—	116,381	116,381
Trade receivables	73,804	—	—	73,804	73,804
Unbilled revenue (1)	54,300	—	—	54,300	54,300
Funds held for clients	9,936	—	—	9,936	9,936
Prepayments and other assets (2)	5,189	—	—	5,189	5,189
Other non-current assets (3)	8,672	—	—	8,672	8,672
Derivative assets	—	3,383	18,314	21,697	21,697

Total carrying value	$250,753	$119,764	$18,314	$388,831	$388,831

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair value
Trade payables	$20,002	$—	$—	$20,002	$20,002
Long-term debt (includes current portion)(4)	75,850	—	—	75,850	75,850
Other employee obligations (5)	49,231	—	—	49,231	49,231
Provision and accrued expenses	27,703	—	—	27,703	27,703
Other liabilities (6)	2,229	10,058	—	12,287	12,287
Derivative liabilities	—	1,681	3,582	5,263	5,263

Total carrying value	$175,015	$11,739	$3,582	$190,336	$190,336

Notes:

(1)	Excluding non-financial assets $1,412.
(2)	Excluding non-financial assets $15,529.
(3)	Excluding non-financial assets $50,353.
(4)	Excluding non-financial asset (unamortized debt issuance cost) $486.
(5)	Excluding non-financial liabilities $16,884.
(6)	Excluding non-financial liabilities $12,806.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2018 are as follows:

Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$99,829	$—	$—	$99,829	$99,829
Investment in fixed deposits	21,548	—	—	21,548	21,548
Investments in marketable securities and mutual funds	—	99,954	—	99,954	99,954
Trade receivables	71,388	—	—	71,388	71,388
Unbilled revenue	61,721	—	—	61,721	61,721
Funds held for clients	10,066	—	—	10,066	10,066
Prepayments and other assets (1)	4,410	—	—	4,410	4,410
Other non-current assets (2)	10,243	—	—	10,243	10,243
Derivative assets	—	2,212	12,771	14,983	14,983

Total carrying value	$279,205	$102,166	$12,771	$394,142	$394,142

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair value
Trade payables	$19,703	$—	$—	$19,703	$19,703
Long-term debt (includes current portion)(3)	89,900	—	—	89,900	89,900
Other employee obligations (4)	59,346	—	—	59,346	59,346
Provision and accrued expenses	28,826	—	—	28,826	28,826
Other liabilities (5)	2,447	11,388	—	13,835	13,835
Derivative liabilities	—	946	7,809	8,755	8,755

Total carrying value	$200,222	$12,334	$7,809	$220,365	$220,365

Notes:

(1)	Excluding non-financial assets $20,437.
(2)	Excluding non-financial assets $32,145.
(3)	Excluding non-financial asset (unamortized debt issuance cost) $769.
(4)	Excluding non-financial liabilities $14,892.
(5)	Excluding non-financial liabilities $13,566.

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2018 are as follows:

	Gross amounts of	Gross amounts of recognized financial liabilities offset in the	Net amounts of financial assets presented in	Related amount not set off in financial instruments
Description of types of financial assets	recognized financial assets	statement of financial position	the statement of financial position	Financial instruments	Cash collateral received	Net Amount

Derivative assets	$21,697	$—	$21,697	$(3,285)	$—	$18,412

Total	$21,697	$—	$21,697	$(3,285)	$—	$18,412

	Gross amounts of	Gross amounts of recognized financial assets offset in the	Net amounts of financial liabilities presented in	Related amount not set off in financial instruments
Description of types of financial liabilities	recognized financial liabilities	statement of financial position	the statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Derivative liabilities	$5,263	$—	$5,263	$(3,285)	$—	$1,978

Total	$5,263	$—	$5,263	$(3,285)	$—	$1,978

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2018 are as follows:

	Gross amounts of	Gross amounts of recognized financial liabilities offset in the	Net amounts of financial assets presented in	Related amount not set off in financial instruments
Description of types of financial assets	recognized financial assets	statement of financial position	the statement of financial position	Financial instruments	Cash collateral received	Net Amount

Derivative assets	$14,983	$—	$14,983	$(4,215)	$—	$10,768

Total	$14,983	$—	$14,983	$(4,215)	$—	$10,768

	Gross amounts of	Gross amounts of recognized financial assets offset in the	Net amounts of financial liabilities presented in	Related amount not set off in financial instruments
Description of types of financial liabilities	recognized financial liabilities	statement of financial position	the statement of financial position	Financial Instruments	Cash collateral pledged	Net Amount

Derivative liabilities	$8,755	$—	$8,755	$(4,215)	$—	$4,540

Total	$8,755	$—	$8,755	$(4,215)	$—	$4,540

Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — other techniques for which all inputs have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3 — techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at December 31, 2018 are as follows:

		Fair value measurement at reporting date using
Description	December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$3,383	$—	$3,383	$—
Investments in marketable securities and mutual funds	116,381	115,930	451	—
Financial assets at FVOCI
Foreign exchange contracts	17,527	—	17,527	—
Interest rate swaps	787	—	787	—

Total assets	$138,078	$115,930	$22,148	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$1,681	$—	$1,681	$—
Contingent consideration	10,058	—	—	10,058
Financial liabilities at FVOCI
Foreign exchange contracts	3,582	—	3,582	—

Total liabilities	$15,321	$—	$5,263	$10,058

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2018 are as follows:-

		Fair value measurement at reporting date using
Description	March 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$2,212	$—	$2,212	$—
Investments in marketable securities and mutual funds	99,954	99,412	542	—
Financial assets at FVOCI
Foreign exchange contracts	11,709	—	11,709	—
Interest rate swaps	1,062	—	1,062	—

Total assets	$114,937	$99,412	$15,525	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$946	$—	$946	$—
Contingent consideration	11,388	—	—	11,388
Financial liabilities at FVOCI
Foreign exchange contracts	7,809	—	7,809	—

Total liabilities	$20,143	$—	$8,755	$11,388

Description of significant unobservable inputs to Level 3 valuation

The fair value of the contingent consideration liability was estimated using a probability weighted method and achievement of revenue target with a discount rate of 2.5%. One percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact on its value.

The fair value is estimated using discounted cash flow approach which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows and foreign exchange spot, forward premium rates and market rates of interest.

During the three and nine months ended December 31, 2018 and the year ended March 31, 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered to manage interest rate risk associated with the Company’s floating rate borrowings. The Company’s primary exchange rate exposure is with the US dollars and pound sterling against the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is highly probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income/(loss).

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table presents the notional values of outstanding foreign exchange forward contracts, foreign exchange option contracts and interest rate swap contracts:

	As at
	December 31, 2018	March 31, 2018
Forward contracts (Sell)
In US dollars	$221,944	$242,418
In United Kingdom pound sterling	152,731	132,591
In Euro	31,254	23,883
In Australian dollars	44,152	48,147
Others	2,272	2,332

	$452,353	$449,371

Option contracts (Sell)
In US dollars	$135,771	$107,629
In United Kingdom pound sterling	110,071	116,401
In Euro	33,039	21,483
In Australian dollars	42,078	28,828
Others	112	927

	$321,071	$275,268

Interest rate swap contracts
In US dollars	$75,850	$89,900

The amount of gain/ (loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the three and nine months ended December 31, 2018 and 2017 are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Revenue	$113	$2,405	$(578)	$9,313
Foreign exchange gain/(loss), net	—	3,969	(2)	13,581
Finance expense, net	107	(130)	276	(512)
Income tax related to amounts reclassified into consolidated statement of income	(28)	(2,347)	(374)	(8,339)

Total	$192	$3,897	$(678)	$14,043

As at December 31, 2018, a gain amounting to $5,182 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into consolidated statement of income over a period of 24 months and a gain amounting to $706 on account of cash flow hedges in relation to interest rate swaps is expected to be reclassified from other comprehensive income into consolidated statement of income over a period of 39 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in its consolidated statement of income for the three months ended December 31, 2018 and 2017 a gain of Nil each, and for the nine months ended December 31, 2018 and 2017 a loss of $2 and $20, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.	Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	December 31, 2018	March 31, 2018
Current:
Salaries and bonus	$48,385	$59,346
Pension	1,215	1,189
Withholding taxes on salary and statutory payables	6,049	4,082

Total	$55,649	$64,617

Non-current:
Pension and other obligations	$10,466	$9,621

Total	$10,466	$9,621

15.	Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	December 31, 2018	March 31, 2018
Accrued expenses	$27,703	$28,826

Total	$27,703	$28,826

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16.	Contract liabilities

Contract liabilities consists of the following:

	As at
	December 31, 2018	March 31, 2018
Current:
Payments in advance of services	$2,474	$557
Advance billings	2,011	2,104
Others	169	247

Total	$4,654	$2,908

	As at
	December 31, 2018	March 31, 2018
Non-current:
Payments in advance of services	$1,163	$550
Advance billings	5	2
Others	17	19

Total	$1,185	$571

17.	Other liabilities

Other liabilities consist of the following:

	As at
	December 31, 2018	March 31, 2018
Current:
Withholding taxes and value added tax payables	$4,135	$5,117
Contingent consideration (Refer Note 4(a), 4(b) and 4(c))	8,438	8,233
Deferred rent	620	800
Other liabilities	1,498	1,589

Total	$14,691	$15,739

Non-current:
Deferred rent	$7,547	$6,544
Contingent consideration (Refer Note 4(a), 4(b) and 4(c))	1,620	3,155
Other liabilities	1,235	1,963

Total	$10,402	$11,662

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

18.	Share capital

As at December 31, 2018, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 49,969,370 ordinary shares (excluding 1,100,000 treasury shares) outstanding as at December 31, 2018. There were no preferred shares outstanding as at December 31, 2018.

As at March 31, 2018, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,434,080 ordinary shares (excluding 4,400,000 treasury shares) outstanding as at March 31, 2018. There were no preferred shares outstanding as at March 31, 2018.

Treasury shares

On March 16, 2016, the Company’s shareholders authorized a share repurchase program for the repurchase of up to 3,300,000 of the Company’s American Depository Shares (“ADSs”) each representing one ordinary share, par value 10 pence per share of the Company, at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from March 16, 2016, the date of shareholders’ approval. The Company was not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program could be suspended at any time at the Company’s discretion.

During the year ended March 31, 2017, the Company purchased 2,200,000 ADSs in the open market for a total consideration of $64,224 (including transaction costs of $33 for share repurchase of 2,200,000 ADSs, $111 paid towards cancellation fees for ADSs in relation to share repurchase of 2,200,000 ADSs which was completed during the year ended March 31, 2017, and $55 paid towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs, which was completed during the year ended March 31, 2016). During the year ended March 31, 2018, the Company purchased the balance 1,100,000 ADSs in the open market for a total consideration of $39,546 (including transaction costs of $17) and completed the share repurchase program. The shares underlying these purchased ADSs are recorded as treasury shares.

In March 2018, the shareholders of the Company authorized the repurchase of up to 3,300,000 of the Company’s ADSs, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date of shareholders’ approval. The Company is not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at the Company’s discretion. The Company intends to fund the repurchase with cash on hand.

During the three and nine months ended December 31, 2018, the Company purchased Nil and 1,100,000 ADSs, respectively, in the open market for a total consideration of Nil and $56,296, respectively (including transaction costs of Nil and $11, respectively).

During the nine months ended December 31, 2018, the Company received authorization from the Board of Directors to cancel, and cancelled, 4,400,000 ADSs that were held as treasury shares for an aggregate cost of $134,231. The effect of cancellation of these treasury shares was recognized in share capital amounting to $572 and in share premium amounting to $133,659, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19.	Revenue

Disaggregation of revenue

In the following tables, revenue is disaggregated by service type, major industries serviced and geography.

Revenue by service type

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Industry-specific	$78,602	$64,204	$225,864	$187,413
Customer interaction services	42,112	47,519	138,223	142,609
Finance and accounting	42,952	40,555	125,968	118,726
Research and analytics	23,607	23,202	68,083	66,635
Auto claims	8,764	7,999	27,707	26,125
Others	3,709	5,119	12,793	13,738

Total	$199,746	$188,598	$598,638	$555,246

Revenue by industry

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Insurance*	$56,558	$49,737	$163,502	$144,638
Travel and leisure	31,422	35,575	103,503	105,332
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	34,592	34,408	102,814	99,488
Healthcare	31,312	27,325	89,934	80,393
Utilities	13,197	15,378	41,863	48,487
Shipping and logistics	12,889	7,802	37,832	22,579
Consulting and professional services	10,737	9,991	32,283	29,163
Banking and financial services	9,039	8,382	26,907	25,166

Total	$199,746	$188,598	$598,638	$555,246

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 27.

Revenue by contract type

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Full-time-equivalent	$130,101	$119,088	$384,872	$346,764
Transaction*	32,847	33,740	104,421	103,760
Subscription	16,286	14,316	47,949	42,984
Fixed price	10,823	10,569	30,847	28,595
Others	9,689	10,885	30,549	33,143

Total	$199,746	$188,598	$598,638	$555,246

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 27.

Revenue by geography

Refer Note 27 — Operating segments - External revenue for revenue by geography.

Contract acquisition costs

As at April 1, 2018, the Company capitalized $6,821 towards incremental costs incurred for acquiring contracts that were not completed.

Further, the Company capitalized an additional amount of $648 and $859 during the three and nine months ended December 31, 2018, respectively. The Company amortized an amount of $293 and $1,245 during the three and nine months ended December 31, 2018, respectively. The capitalized costs are amortized on a straight-line basis over the expected life of the contract.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

20.	Expenses by nature

Expenses by nature consist of the following:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Employee cost	$113,249	$111,837	$346,948	$335,174
Repair payments	3,888	3,437	11,279	12,480
Facilities cost	22,174	21,771	68,757	65,600
Depreciation	5,252	4,935	15,346	14,911
Legal and professional expenses	4,326	5,579	14,379	16,293
Travel expenses	5,140	6,030	16,558	17,695
Others	10,252	9,765	31,072	29,588

Total cost of revenue, selling and marketing and general and administrative expenses	$164,281	$163,354	$504,339	$491,741

21.	Finance expense, net

Finance expense, net consists of the following:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Interest expense	$832	$728	$2,477	$2,226
Interest rate swaps	(108)	130	(276)	512
Debt issuance cost	88	118	283	377

Total	$812	$976	$2,484	$3,115

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

22.	Other income, net

Other income, net consists of the following:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Interest income	$595	$934	$1,825	$2,640
Dividend income	—	835	32	2,381
Net gain arising on financial assets designated as FVTPL	1,887	—	5,570	3
Others, net	1,162	704	2,576	2,652

Total	$3,644	$2,473	$10,003	$7,676

23.	Share-based payments

The Company has three share-based incentive plans: the 2002 Stock Incentive Plan adopted on July 1, 2002 (which has expired), the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired), and the 2016 Incentive Award Plan effective from September 27, 2016, as amended and restated in September 2018 (collectively referred to as the “Plans”). All the plans are equity settled. Under the Plans, share-based options and RSUs may be granted to eligible participants. Options and RSUs are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based options and RSU exercises with newly issued ordinary shares. As at December 31, 2018, the Company had 3,229,367 ordinary shares available for future grants.

Share-based compensation expense during the three and nine months ended December 31, 2018 and 2017 is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Share-based compensation expense recorded in
Cost of revenue	$1,249	$972	$3,377	$3,017
Selling and marketing expenses	1,300	650	2,911	2,005
General and administrative expenses	5,182	5,555	17,213	18,484

Total share-based compensation expense	$7,731	$7,177	$23,501	$23,506

Upon exercise of share options and RSUs, the Company issued 35,364 and 154,902 shares for the three months ended December 31, 2018 and 2017, respectively, and 635,290 and 1,389,419 shares for the nine months ended December 31, 2018 and 2017, respectively.

BBBEE program in South Africa

During the year ended March 31, 2018, the Company’s South African subsidiary issued share appreciation rights to certain employees to be settled with the Company’s shares. As part of the settlement, the Company granted 32,050 RSUs during the year ended March 31, 2018 and 14,250 RSUs during the nine months ended December 31, 2018, which shall vest on the fourth and third anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with the Company through the applicable vesting date. The grant date fair value was estimated using a binomial lattice model.

The total stock compensation expense in relation to these RSUs was $3,040 to be amortized over the vesting period of four years. The stock compensation expense charged during the three and nine months ended December 31, 2018 was $190 and $570, respectively (three and nine months ended December 31, 2017: $190 and $357 respectively).

RSUs related to Total Shareholder’s Return (“TSR”)

During the nine months ended December 31, 2018, the Company issued 166,760 RSUs (nine months ended December 31, 2017: 135,630 RSUs) to certain employees, the conditions for the vesting of which are linked to the TSR of the Company in addition to the condition of continued employment with the Company through the applicable vesting period.

The performance of these RSUs shall be assessed based on the TSR of the custom peer group (based on percentile rank) and the industry index (based on outperformance rank). The RSUs granted with the TSR condition, shall vest on the third anniversary of the grant date, subject to the participant’s continued employment with the Company through the applicable vesting date and achievement of the specified conditions of stock performance and total shareholder return parameters.

The fair value of these RSUs is determined using Monte-Carlo simulation. The grant date fair value was determined at $57.20 for the RSUs issued during the nine months ended December 31, 2018 ($36.52 for the RSUs issued during the nine months ended December 31, 2017).

The total stock compensation expense charged during the three and nine months ended December 31, 2018 was $764 and $2,178, respectively (three and nine months ended December 31, 2017: $373 and $1,009, respectively) in relation to these RSUs. As at December 31, 2018, there was $5,896 of unrecognized compensation costs in relation to these RSUs.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

24.	Income taxes

The domestic and foreign source component of profit/ (loss) before income taxes is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Domestic	$(996)	$(1,461)	(2,570)	$(4,562)
Foreign	37,202	28,639	97,555	74,614

Profit before income taxes	$36,206	$27,178	$94,985	$70,052

The Company’s income tax expense consists of the following:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Current taxes
Domestic taxes	$—	$—	$—	$—
Foreign taxes	7,997	6,950	19,968	14,766

	$7,997	$6,950	$19,968	$14,766

Deferred taxes
Domestic taxes	$—	$—	$—	$—
Foreign taxes	(374)	(6,058)	(744)	(6,622)

	$(374)	$(6,058)	$(744)	$(6,622)

	$7,623	$892	$19,224	$8,144

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands at a rate of 0%. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

Income tax expense / (credit) has been allocated as follows:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Income taxes on profit	$7,623	$892	$19,224	$8,144
Income taxes on other comprehensive income/(loss):
Unrealized gain on cash flow hedging derivatives	5,476	655	1,393	(6,299)
Income taxes recognized in equity:
Excess tax deductions related to share-based options and RSUs	652	140	705	(583)

Total income taxes	$13,751	$1,687	$21,322	$1,262

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

On July 27, 2017, National Company Law Tribunal in India approved the scheme of amalgamation of Value Edge and WNS Global Services Private Limited (“WNS India”), pursuant to which Value Edge was merged with and into WNS India. The merger resulted in the creation of a tax base of goodwill and certain other identifiable intangible assets in the financial statements of WNS India. WNS India is entitled to claim a tax benefit for amortization of goodwill and intangible assets in its future tax returns. The Company had previously recorded a deferred tax liability for the temporary differences between the tax base of identifiable intangible assets and its carrying amount in the Company’s consolidated financial statements upon the acquisition of Value Edge. As a result, the carrying value of such liability as at the effective date of the scheme of amalgamation, amounting to $1,686, was derecognized during the year ended March 31, 2018.

The Company in fiscal 2012 started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the Special Economic Zone (“SEZ”) scheme. These operations are eligible for a 50% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, the Company started operations in new delivery centers in Gurgaon and Pune, India registered under the SEZ scheme. These operations are eligible for a 100% income tax exemption until fiscal 2019, and a 50% income tax exemption from fiscal 2020 to fiscal 2029.

During fiscal 2018, the Company started operations in new delivery centers in Pune and Gurgaon, India registered under the SEZ scheme that are eligible for a 100% income tax exemption until fiscal 2022, and a 50% income tax exemption from fiscal 2023 to fiscal 2032. During fiscal 2019, the Company started operations in new delivery centers in Noida and Pune, India registered under the SEZ scheme. These operations are eligible for a 100% income tax exemption until fiscal 2023 and are eligible for a 50% income tax exemption from fiscal 2024 to 2033. The Government of India pursuant to the Indian Finance Act, 2011 has also levied a minimum alternate tax (“MAT”) on the book profits earned by the SEZ units at the prevailing rate, which is currently 21.55%. The Company’s operations in Costa Rica are eligible for a 50% income tax exemption from fiscal 2018 to fiscal 2021. From fiscal 2016 until fiscal year 2019, the Company commenced operations in delivery centers in the Philippines which are eligible for various tax exemption benefits expiring between 2020 and 2024. The Government of Sri Lanka has exempted the profits earned from export revenue from tax, which enabled the Company’s Sri Lankan subsidiary to claim a tax exemption until fiscal 2018 and to be taxed at 14% on net basis with effect from April 1, 2018.

The Tax Cuts and Jobs Act of 2017 (the “2017 US Tax Reforms”) was enacted on December 22, 2017 with an effective date of January 1, 2018. The reduction in the corporate tax rate from 35% to 21% has an impact on the various current and deferred tax items recorded by the Company’s subsidiaries. The Company had recorded a provisional amount of $5,212 for the effects of the change in law in its financial results for the three months ended December 31, 2017, with the amount to be updated during the measurement period as additional information is obtained, prepared and analyzed. The Company during the three months ended December 31, 2018 has analyzed the impacts of the effects of the change in law on its financial results and has recorded a final one-time tax benefit of $414, primarily resulting from the adjustments to its deferred tax balances arising from business combinations, share-based compensation, losses and accruals and transition tax, thereby reducing the effective tax rate by 0.3% for the nine months ended December 31, 2018.

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2015, which assess additional taxable income that could in the aggregate give rise to an estimated $44,118 in additional taxes, including interest of $16,098. These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by appellate authorities, vacating the tax demands of $42,036 in additional taxes, including interest of $12,981. The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions. As at December 31, 2018, the Company has provided a tax reserve of $11,555 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at December 31, 2018, corporate tax returns for years ended March 31, 2016 and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believe these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $12,531 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $4,989 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

25.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Numerator:
Profit after tax	$28,583	$26,286	$75,761	$61,908
Denominator:
Basic weighted average ordinary shares outstanding	49,950,547	50,238,903	50,182,306	50,397,032
Dilutive impact of equivalent share-based options and RSUs	1,729,230	1,732,016	1,972,188	2,201,016
Diluted weighted average ordinary shares outstanding	51,679,777	51,970,919	52,154,494	52,598,048

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit after tax by the weighted average ordinary shares outstanding during the respective periods.

The Company excluded from the calculation of diluted EPS options and RSUs to purchase 35,625 and 29,875 shares for the three and nine months ended December 31, 2018 and 2017, respectively, because their effect would be anti-dilutive.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26.	Subsidiaries

The following is a list of subsidiaries of WNS as at December 31, 2018:

Direct subsidiaries	Step subsidiaries	Place of incorporation
WNS Global Services Netherlands Cooperatief U.A.		The Netherlands
	WNS Global Services Philippines Inc.	Philippines
	WNS Global Services (Romania) S.R.L.	Romania
WNS North America Inc.		Delaware, USA
	WNS Business Consulting Services Private Limited	India
	WNS Global Services Inc.	Delaware, USA
	WNS BPO Services Costa Rica, S.R.L	Costa Rica
	Denali Sourcing Services Inc. (1)	Delaware, USA
WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom
	WNS Assistance (Legal) Limited (2)	United Kingdom
	Accidents Happen Assistance Limited	United Kingdom
	WNS Legal Assistance LLP (3)	United Kingdom
WNS (Mauritius) Limited		Mauritius
	WNS Capital Investment Limited	Mauritius
	- WNS Customer Solutions (Singapore) Private Limited	Singapore
	-WNS Global Services (Australia) Pty Ltd	Australia
	- WNS New Zealand Limited(4)	New Zealand
	-Business Applications Associates Beijing Ltd	China
	WNS Global Services Private Limited (5)	India
	- WNS Global Services (UK) Limited (6)	United Kingdom
	- WNS Global Services SA (Pty) Limited	South Africa
	- WNS B-BBEE Staff Share Trust (7)	South Africa
	- Ucademy (Pty) Limited (8)	South Africa
	- WNS SA Domestic (Pty) Limited (9)	South Africa
	- MTS HealthHelp Inc. (10)	Delaware, USA
	- HealthHelp Holdings LLC (10)	Delaware, USA
	- HealthHelp LLC (10)	Delaware, USA
	- WNS-HealthHelp Philippines Inc.(11)	Philippines
	- Value Edge Inc. (12)	Delaware, USA
	- Value Edge AG. (12)	Switzerland
	- Value Edge GmbH (12)	Germany
	WNS Global Services (Private) Limited	Sri Lanka
	WNS Global Services (Dalian) Co. Ltd.	China
	WNS Global Services (UK) International Limited (13)	United Kingdom
	- WNS Global Services North Americas Inc. (14)	Delaware, USA

(1)	On January 20, 2017, the Company acquired all outstanding equity shares of Denali Sourcing Services Inc.
(2)	WNS Assistance (Legal) Limited, a wholly owned subsidiary of WNS Assistance Limited, was incorporated on April 20, 2016.
(3)

WNS Legal Assistance LLP is a limited liability partnership, organized under the laws of England and Wales in November 2014. WNS Legal Assistance LLP provides legal services in relation to personal injury claims within the Auto Claims BPM (as defined in Note 27) segment in the UK. During the year ended March 31, 2018, the Company acquired 20% of the equity capital of WNS Legal Assistance LLP from Prettys Solicitors (the non-controlling interest in WNS Legal Assistance LLP) as a consequence of which, WNS Legal Assistance LLP has become a wholly owned subsidiary of WNS Assistance Limited. As at December 31, 2018, WNS Legal Assistance LLP is 98.75% owned by WNS Assistance Limited and 1.25% owned by WNS Assistance (Legal) Limited.

(4)	WNS New Zealand Limited, a wholly owned subsidiary of WNS Global Services (Australia) Pty Ltd, was incorporated on June 13, 2017.
(5)

WNS Global Services Private Limited is held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding of WNS (Mauritius) Limited is 80% and of WNS Customer Solutions (Singapore) Private Limited is 20%.

(6)

WNS Global Services (UK) Limited is jointly held by WNS Global Services Private Limited and WNS (Holdings) Limited. As at December 31, 2018, the percentage of holding of WNS Global Services Private Limited is 71.7% and of WNS (Holdings) Limited is 28.3%.

(7)

The WNS B-BBEE Staff Share Trust (the “trust”) was registered on April 26, 2017 in relation to the grant of share appreciation rights by WNS Global Services SA (Pty) Limited. The trust holds 10% of the equity capital of WNS Global Services SA (Pty) Limited and the balance 90% is held by WNS Global Services (UK) Limited.

(8)	Ucademy (Pty) Limited has been incorporated as a subsidiary of WNS Global Services SA (Pty) Limited with effect from June 20, 2016
(9)	WNS SA Domestic (Pty) Limited, a wholly-owned subsidiary of WNS Global Services SA (Pty) Limited, was incorporated on December 19, 2018.
(10)

On March 15, 2017, the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries, which existed on that date. HealthHelp Holdings LLC is 63.7% owned by MTS HealthHelp Inc. and 36.3% owned by WNS North America Inc.

(11)	WNS-HealthHelp Philippines Inc., a wholly-owned subsidiary of HealthHelp LLC, was incorporated on December 21, 2018.
(12)

On June 14, 2016, the Company acquired all outstanding equity shares of Value Edge Research Services Private Limited. As part of the acquisition, the Company also acquired the three subsidiaries of Value Edge Research Services Private Limited, which existed on that date. Value Edge Research Services Private Limited was merged with and into WNS Global Services Private Limited pursuant to a Scheme of Amalgamation approved by the National Company Law Tribunal on July 27, 2017.

(13)	WNS Global Services (UK) International Limited, a wholly owned subsidiary of WNS (Mauritius) Limited, was incorporated on September 17, 2018.
(14)	WNS Global Services North Americas Inc, a wholly owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on October 4, 2018.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27.	Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 – “Operating segments” (“IFRS 8”). Segment managers are responsible for the performance of the operating segments on a combined vertical structure which includes travel, shipping and logistics services and utilities; retail and consumer products group; banking and financial, healthcare, insurance services including auto claims; and consulting and professional services; and others. The segment managers’ performance is reviewed by the Group Chief Executive Officer, who has been identified as the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of combined vertical structure.

The Company believes that the business process management services that it provides to customers in industries other than auto claims such as travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance; and others are similar in terms of services, service delivery methods, use of technology, and average long-term gross profit margin and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance Limited and Accidents Happen Assistance Limited (which provide automobile repair through a network of third party repair centers), and WNS Assistance (Legal) Limited and WNS Legal Assistance LLP (which provides legal services in relation to personal injury claims), constitute the WNS Auto Claims BPM, the performance of which is evaluated by the CODM separately. WNS Auto Claims BPM segment does not meet the aggregation criteria in accordance with IFRS 8. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPM” and “WNS Auto Claims BPM.”

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except in cases where the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis i.e. net of repair cost. The Company uses revenue less repair payments (non-GAAP) for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients. For “Non-fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended December 31, 2018 are as follows:

	Three months ended December 31, 2018
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$190,983	$8,763	$—	$199,746
Segment revenue	$191,005	$8,763	$(22)	$199,746
Payments to repair centers	—	3,888	—	3,888

Revenue less repair payments (non-GAAP)	191,005	4,875	(22)	195,858
Depreciation	5,203	49	—	5,252
Other costs	140,671	4,907	(22)	145,556

Segment operating profit/(loss)	45,131	(81)	—	45,050
Other income, net	(3,155)	(489)	—	(3,644)
Finance expense, net	812	—	—	812

Segment profit before income taxes	47,474	408	—	47,882
Income tax expense	7,582	41	—	7,623

Segment profit	39,892	367	—	40,259
Amortization of intangible assets				3,945
Share-based compensation expense				7,731

Profit after tax				$28,583

Addition to non-current assets	$3,557	$618	$—	$4,175
Total assets, net of elimination	627,067	120,435	—	747,502
Total liabilities, net of elimination	$158,369	$80,214	$—	$238,583

*	Transactions between inter segments represent invoices issued by WNS Global BPM to WNS Auto Claims BPM for business process management services rendered by the former to the latter.

The segment results for the three months ended December 31, 2017 are as follows:

	Three months ended December 31, 2017
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$180,600	$7,998	$—	$188,598
Segment revenue	$180,604	$7,998	$(4)	$188,598
Payments to repair centers	—	3,436	—	3,436

Revenue less repair payments (non-GAAP)	180,604	4,562	(4)	185,162
Depreciation	4,865	69	—	4,934
Other costs	139,095	4,352	(4)	143,443

Segment operating profit	36,644	141	—	36,785
Other income, net	(2,337)	(136)	—	(2,473)
Finance expense, net	976	—	—	976

Segment profit before income taxes	38,005	277	—	38,282
Income tax expense	869	23	—	892

Segment profit	37,136	254	—	37,390
Amortization of intangible assets				3,927
Share-based compensation expense				7,177

Profit after tax				$26,286

Addition to non-current assets	$7,221	$36	$—	$7,257
Total assets, net of elimination	618,437	122,202	—	740,639
Total liabilities, net of elimination	$189,624	$80,085	$—	$269,709

*	Transactions between inter segments represent invoices issued by WNS Global BPM to WNS Auto Claims BPM for business process management services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the nine months ended December 31, 2018 are as follows:

	Nine months ended December 31, 2018
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$570,931	$27,707	$—	$598,638
Segment revenue	$570,994	$27,707	$(63)	$598,638
Payments to repair centers	—	11,279	—	11,279

Revenue less repair payments (non-GAAP)	570,994	16,428	(63)	587,359
Depreciation	15,183	163	—	15,346
Other costs	433,339	15,903	(63)	449,179

Segment operating profit	122,472	362	—	122,834
Other income, net	(9,033)	(970)	—	(10,003)
Finance expense	2,484	—	—	2,484

Segment profit before income taxes	129,021	1,332	—	130,353
Income tax expense	19,093	131	—	19,224

Segment profit	109,928	1,201	—	111,129
Amortization of intangible assets				11,867
Share-based compensation expense				23,501

Profit after tax				$75,761

Addition to non-current assets	$20,476	$1,046	$—	$21,522
Total assets, net of elimination	627,067	120,435	—	747,502
Total liabilities, net of elimination	$158,369	$80,214	$—	$238,583

*	Transactions between inter segments represent invoices issued by WNS Global BPM to WNS Auto Claims BPM for business process management services rendered by the former to the latter.

The segment results for the nine months ended December 31, 2017 are as follows:

	Nine months ended December 31, 2017
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$529,122	$26,124	$—	$555,246
Segment revenue	$529,163	$26,124	$(41)	$555,246
Payments to repair centers	—	12,480	—	12,480

Revenue less repair payments (non-GAAP)	529,163	13,644	(41)	542,766
Depreciation	14,705	205	—	14,910
Other costs	414,510	12,844	(41)	427,313

Segment operating profit	99,948	595	—	100,543
Other income, net	(6,879)	(797)	—	(7,676)
Finance expense	3,115	—	—	3,115

Segment profit before income taxes	103,712	1,392	—	105,104
Income tax expense	7,959	185	—	8,144

Segment profit	95,753	1,207	—	96,960
Amortization of intangible assets				11,546
Share-based compensation expense				23,506

Profit after tax				$61,908

Addition to non-current assets	$23,912	$231	$—	$24,143
Total assets, net of elimination	618,437	122,202	—	740,639
Total liabilities, net of elimination	$189,624	$80,085	$—	$269,709

*	Transactions between inter segments represent invoices issued by WNS Global BPM to WNS Auto Claims BPM for business process management services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External revenue

Revenues from the geographic segments are based on the domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018		2017
Jersey, Channel Islands	$—	$—	$		$—
North America (primarily the US)	81,559	76,814		244,981	225,516
UK	62,576	60,650		192,734	190,658
Australia	20,866	19,475		58,329	49,833
Europe (excluding UK)	13,908	13,100		38,291	34,688
South Africa	8,921	10,378		29,661	31,682
Rest of the world	11,916	8,181		34,642	22,869

Total	$199,746	$188,598		$598,638	$555,246

28.	Commitment and contingencies

Operating leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between 2019 and 2028 that are renewable on a periodic basis at the option of the lessor and the lessee and include rent escalation clauses. The details of future minimum lease payments under non-cancelable operating leases as at December 31, 2018 are as follows:

Tenure	Operating leases
Less than 1 year	$28,410
1-3 years	50,659
3-5 years	36,749
More than 5 years	28,434

Total minimum lease payments	$144,252

Rental expenses charged to the consolidated income statement were $8,825 and $8,370 for the three months ended December 31, 2018 and 2017, respectively and $26,803 and $24,779 for the nine months ended December 31, 2018 and 2017, respectively.

Capital commitments

As at December 31, 2018 and March 31, 2018, the Company had committed to spend approximately $6,030 and $5,762, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $1,343 and $2,579 as at December 31, 2018 and March 31, 2018, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $563 and $575 as at December 31, 2018 and March 31, 2018, respectively, are included in other assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

Contingencies

In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2018. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, near shore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK, and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and an understanding of their business.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; healthcare; utilities; shipping and logistics; consulting and professional services; and banking and financial services industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including customer interaction services, finance and accounting, research and analytics, technology services, legal services, and human resources outsourcing.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process management is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry typically experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	(US dollars in millions)
Revenue	$199.7	$188.6	$598.6	$555.2

Our revenue is generated primarily from providing business process management services. We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2.s of the consolidated financial statements included in our annual report on Form 20-F for our fiscal year ended March 31, 2018. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (a non-GAAP financial measure) for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients. Management believes that revenue less repair payments (non-GAAP) may be useful to investors as a more accurate reflection of our performance and operational results.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	(US dollars in millions)
Revenue	$199.7	$188.6	$598.6	$555.2
Less: Payments to repair centers(1)	(3.9)	(3.4)	(11.3)	(12.5)
Revenue less repair payments (non-GAAP)	$195.9	$185.2	$587.4	$542.8

Note:

(1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

The following table sets forth our constant currency revenue less repair payments (a non-GAAP financial measure) for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments (non-GAAP) so that revenue less repair payments (non-GAAP) may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments (non-GAAP) is presented by recalculating prior periods’ revenue less repair payments (non-GAAP) denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenue includes, but is not limited to, revenue denominated in pound sterling, Australian dollars, South African rand and euros. Management believes constant currency revenue less repair payments (non-GAAP) may be useful to investors in evaluating the underlying operating performance of our company. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our constant currency revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$195.9	$185.2	$587.4	$542.8
Exchange rate impact	(0.1)	(5.7)	0.6	(9.3)
Constant currency revenue less repair payments (non-GAAP)	$195.7	$179.4	$587.9	$533.4

Global Economic Conditions

Global economic conditions continue to show signs of turbulence. Although some key indicators of sustainable economic growth show signs of improvement, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a two-year negotiation period (unless an extension is agreed), which commenced on March 29, 2017. The withdrawal of the United Kingdom from the European Union is set to take place on March 29, 2019, however the terms agreed between the United Kingdom and the European Union to govern the United Kingdom’s departure from the European Union and the future terms of the United Kingdom’s relationship with the European Union were rejected by the UK parliament on January 15, 2019. There is the possibility that the UK ends up leaving the EU in March 2019 without having reached final agreement with the EU on the terms of its withdrawal. The referendum, and now the risk of a “no deal” between the United Kingdom and the European Union, has created significant uncertainty regarding the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations.

In the US, economic growth is tempered by continuing concerns over the failure to achieve a long-term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in the cost of borrowing and reduction in availability of credit as the US Federal Reserve continues to raise interest rates. On December 22, 2018, the United States federal government partially shut down after the Senate failed to agree on the president’s budget demand for further funding to build a wall on the United States border with Mexico. The 35-day shutdown was the longest in United States history, and while the president agreed on January 25, 2019 to reopen the government for three weeks to facilitate negotiations in relation to border security, another government shutdown could cause further disruption to the United States economy and may have a material adverse effect on global economic conditions. The policies that may be pursued by the presidential administration in the US have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Further, there is uncertainty regarding the impact of the escalating “trade war” between China and the United States on the global economy. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition and results of operations.

Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism, and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth. China continues to have room for economic growth, but such growth opportunities remain subject to political developments, particularly with respect to a US-China trade deal, and uncertainties in the regulatory framework of the economy.

These economic and geo-political conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, as well as the political climate in the United States and the United Kingdom, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the pound sterling, the US dollar or, to a lesser extent, the Australian dollar or the South African rand (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results. Fluctuations between the pound sterling, the Indian rupee, the Australian dollar or the South African rand, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar and South African rand, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. For example, the pound sterling appreciated against the US dollar by an average of 1.1%, the Indian rupee depreciated against the US dollar by an average of 8.1%, the Australian dollar depreciated against the US dollar by an average of 4.5%, and the South African rand depreciated by an average of 2.6% against the US dollar, for the nine months ended December 31, 2018 as compared to the respective average exchange rates for the nine months ended December 31, 2017. The appreciation of the pound sterling against the US dollar, and the depreciation of the Indian rupee and the South African rand against the US dollar for the nine months ended December 31, 2018 positively impacted our results of operations whereas the depreciation of the Australian dollar against the US dollar negatively impacted our results of operations during that period.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended December 31,		Change		Nine months ended December 31,		Change
	(US dollars in millions)				(US dollars in millions)
	2018	2017	$	%	2018	2017	$	%
Revenue	$199.7	$188.6	11.1	5.6%	$598.6	$555.2	43.4	7.2%
Revenue less repair payments (non-GAAP)	$195.9	$185.2	10.7	5.5%	$587.4	$542.8	44.6	7.6%

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For the three months ended December 31, 2018 and 2017, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
Top client	7.0%	6.4%	7.2%	6.5%
Top five clients	27.8%	28.7%	28.3%	29.2%
Top ten clients	45.2%	42.7%	46.1%	43.5%
Top twenty clients	58.3%	55.2%	59.4%	56.2%

For the nine months ended December 31, 2018 and 2017, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Nine months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
Top client	6.7%	6.8%	6.9%	7.0%
Top five clients	27.3%	29.8%	27.8%	30.5%
Top ten clients	44.1%	43.4%	45.0%	44.4%
Top twenty clients	57.1%	55.6%	58.2%	56.9%

Revenue by Industry

For financial statement reporting purposes, we aggregate our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; healthcare; utilities; shipping and logistics; consulting and professional services; and banking and financial services.

For the three months ended December 31, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended December 31,		Three months ended December 31,
Business Unit	2018	2017	2018	2017
Insurance	28.3%	26.4%	26.9%	25.0%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	17.3%	18.2%	17.7%	18.6%
Travel and leisure	15.7%	18.9%	16.0%	19.2%
Healthcare	15.7%	14.5%	16.0%	14.8%
Utilities	6.6%	8.2%	6.7%	8.3%
Shipping and logistics	6.5%	4.1%	6.6%	4.2%
Consulting and professional services	5.4%	5.3%	5.5%	5.4%
Banking and financial services	4.5%	4.4%	4.6%	4.5%

Total	100.0%	100.0%	100.0%	100.0%

For the nine months ended December 31, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Nine months ended December 31,		Nine months ended December 31,
Business Unit	2018	2017	2018	2017
Insurance	27.3%	26.0%	25.9%	24.3%
Travel and leisure	17.3%	19.0%	17.6%	19.4%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	17.2%	17.9%	17.5%	18.3%
Healthcare	15.0%	14.5%	15.3%	14.8%
Utilities	7.0%	8.7%	7.1%	8.9%
Shipping and logistics	6.3%	4.1%	6.4%	4.2%
Consulting and professional services	5.4%	5.3%	5.5%	5.4%
Banking and financial services	4.5%	4.5%	4.6%	4.6%

Total	100.0%	100.0%	100.0%	100.0%

Certain services that we provide to our clients are subject to the seasonality of our clients’ business. Accordingly, we typically see an increase in transaction related services within the travel and leisure industry during holiday seasons, such as during the US summer holidays (our fiscal second quarter); an increase in business in the insurance industry during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in business in the consumer product industry during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter).

Revenue by Service Type

For the three months ended December 31, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended December 31,		Three months ended December 31,
Service Type	2018	2017	2018	2017
Industry-specific	39.4%	34.0%	40.1%	34.7%
Finance and accounting	21.5%	21.5%	21.9%	21.9%
Customer interaction services	21.1%	25.2%	21.5%	25.7%
Research and analytics	11.8%	12.3%	12.1%	12.5%
Auto claims	4.4%	4.2%	2.5%	2.5%
Others(1)	1.8%	2.7%	1.9%	2.8%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Others includes revenue from technology services, legal services, and human resource outsourcing services.

For the nine months ended December 31, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Nine months ended December 31,		Nine months ended December 31,
Service Type	2018	2017	2018	2017
Industry-specific	37.7%	33.8%	38.5%	34.5%
Customer interaction services	23.1%	25.7%	23.5%	26.3%
Finance and accounting	21.0%	21.4%	21.4%	21.9%
Research and analytics	11.4%	12.0%	11.6%	12.3%
Auto claims	4.6%	4.7%	2.8%	2.5%
Others(1)	2.1%	2.5%	2.2%	2.5%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Others includes revenue from technology services, legal services, and human resource outsourcing services.

Revenue by Geography

For the three months ended December 31, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended December 31,		Three months ended December 31,
Geography	2018	2017	2018	2017
North America (primarily the US)	40.8%	40.7%	41.6%	41.5%
UK	31.3%	32.2%	30.0%	30.9%
Australia	10.4%	10.3%	10.7%	10.5%
Europe (excluding the UK)	7.0%	6.9%	7.1%	7.1%
South Africa	4.5%	5.5%	4.6%	5.6%
Rest of world	6.0%	4.3%	6.1%	4.4%

Total	100.0%	100.0%	100.0%	100.0%

For the nine months ended December 31, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Nine months ended December 31,		Nine months ended December 31,
Geography	2018	2017	2018	2017
North America (primarily the US)	40.9%	40.6%	41.7%	41.5%
UK	32.2%	34.3%	30.9%	32.8%
Australia	9.7%	9.0%	9.9%	9.2%
Europe (excluding the UK)	6.4%	6.2%	6.5%	6.4%
South Africa	5.0%	5.7%	5.0%	5.8%
Rest of world	5.8%	4.1%	5.9%	4.2%

Total	100.0%	100.0%	100.0%	100.0%

Revenue by Location of Delivery Centers

For the three months ended December 31, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended December 31,		Three months ended December 31,
Location of Delivery Center	2018	2017	2018	2017
India	52.7%	53.5%	53.7%	54.5%
United States	14.1%	14.1%	14.4%	14.4%
Philippines	13.8%	11.1%	14.1%	11.3%
South Africa	7.6%	9.7%	7.8%	9.9%
UK	5.7%	5.0%	3.8%	3.2%
Romania	1.9%	1.7%	2.0%	1.7%
Sri Lanka	1.6%	1.8%	1.6%	1.8%
China	1.5%	1.4%	1.5%	1.4%
Poland	0.8%	1.2%	0.8%	1.2%
Costa Rica	0.4%	0.5%	0.4%	0.5%

Total	100.0%	100.0%	100.0%	100.0%

For the nine months ended December 31, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Nine months ended December 31,		Nine months ended December 31,
Location of Delivery Center	2018	2017	2018	2017
India	52.0%	51.2%	53.0%	52.4%
United States	14.2%	15.2%	14.5%	15.6%
Philippines	13.5%	11.4%	13.7%	11.6%
South Africa	8.5%	9.9%	8.7%	10.1%
UK	5.8%	5.9%	4.0%	3.7%
Sri Lanka	1.7%	2.1%	1.7%	2.1%
Romania	1.7%	1.6%	1.7%	1.6%
China	1.5%	1.2%	1.5%	1.3%
Poland	0.8%	1.0%	0.8%	1.0%
Costa Rica	0.4%	0.5%	0.4%	0.6%

Total	100.0%	100.0%	100.0%	100.0%

Our Contracts

We provide our services under contracts with our clients, which typically range from three to five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with short notice periods. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.

When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a six-month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.

In the WNS Global BPM segment, we charge for our services based on the following pricing models:

1)	per full-time equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

2)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

3)	subscription arrangements, which typically involve billings based on per member per month, based on contractually agreed rates;

4)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

5)

outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses); or

6)

other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Apart from the above-mentioned pricing methods, a small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.

Outcome-based arrangements are examples of non-linear pricing models where revenues from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenues may be subject to short-term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives in connection with these projects. For more information, see “Part III — Risk Factors — If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.”

In our WNS Auto Claims BPM segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business. Further, we also provide legal services relating to personal injury claims through our subsidiary WNS Legal Assistance LLP.

Revenue by Contract Type

For the three months ended December 31, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended December 31,		Three months ended December 31,
Contract Type	2018	2017	2018	2017
Full-time-equivalent	65.1%	63.1%	66.4%	64.3%
Transaction	16.4%	17.9%	14.8%	16.4%
Subscription (1)	8.2%	7.6%	8.3%	7.7%
Fixed price	5.4%	5.6%	5.5%	5.7%
Others(1)	4.9%	5.8%	4.9%	5.9%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)

Commencing fiscal 2018, we are disclosing our revenue and revenue less repair payments (non-GAAP) derived from subscription arrangements separately given the increase in such revenue and including our revenue and revenue less repair payments (non-GAAP) derived from outcome-based arrangements under “Others” given the decrease in such revenue. We have presented a similar breakdown of our revenue and revenue less repair payments (non-GAAP) for the three months ended December 31, 2017 in the table above for comparative purposes. Previously, we included revenue and revenue less repair payments (non-GAAP) from subscription arrangements under “Others” and disclosed revenue and revenue less repair payments (non-GAAP) derived from outcome-based arrangements separately.

For the nine months ended December 31, 2018 and 2017, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Nine months ended December 31,		Nine months ended December 31,
Contract Type	2018	2017	2018	2017
Full-time-equivalent	64.3%	62.5%	65.5%	63.9%
Transaction	17.4%	18.7%	15.9%	16.8%
Subscription (1)	8.0%	7.7%	8.2%	7.9%
Fixed price	5.2%	5.2%	5.3%	5.3%
Others (1)	5.1%	6.0%	5.2%	6.1%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)

Commencing fiscal 2018, we are disclosing our revenue and revenue less repair payments (non-GAAP) derived from subscription arrangements separately given the increase in such revenue and including our revenue and revenue less repair payments (non-GAAP) derived from outcome-based arrangements under “Others” given the decrease in such revenue. We have presented a similar breakdown of our revenue and revenue less repair payments (non-GAAP) for the nine months ended December 31, 2017 in the table above for comparative purposes. Previously, we included revenue and revenue less repair payments (non-GAAP) from subscription arrangements under “Others” and disclosed revenue and revenue less repair payments (non-GAAP) derived from outcome-based arrangements separately.

Expenses

The majority of our expenses consist of cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, facilities costs, depreciation, payments to repair centers, travel expenses, and legal and professional costs. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expenses as well as other expenses recorded under “other income, net.”

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention and share-based compensation expense. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. Regulatory developments may, however, result in wage increases in India and increase our cost of revenue. For example, in December 2015, the Government of India amended the India Payment of Bonus Act, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. See “Part III —Risk Factors—Risks Related to Our Business—Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our WNS Auto Claims BPM segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents. It also includes incremental and direct costs incurred to contract with claimants by WNS Legal Assistance LLP.

Our facilities costs comprise lease rentals, utilities cost, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals. Most of these agreements have clauses that have fixed escalation of lease rentals.

We create capacity in our operational infrastructure ahead of anticipated demand as it takes six to nine months to build up a new site. Hence, our cost of revenue as a percentage of revenue may be higher during periods in which we carry such additional capacity.

Once we are engaged by a client in a new contract, we normally have a transition period to transfer the client’s processes to our delivery centers and accordingly incur costs related to such transfer.

Selling and Marketing Expenses

Our selling and marketing expenses comprise primarily employee costs for sales and marketing personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses and other general expenses relating to selling and marketing.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

Foreign Exchange Loss / (Gain), Net

Foreign exchange gains or losses, net include:

•	marked to market gains or losses on derivative instruments that do not qualify for “hedge” accounting and are deemed ineffective;

•	realized foreign currency exchange gains or losses on settlement of transactions in foreign currency and derivative instruments; and

•	unrealized foreign currency exchange gains or losses on revaluation of assets and liabilities.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Fusion in June 2012, Value Edge and its subsidiaries in June 2016, Denali in January 2017, HealthHelp in March 2017 and the acquisition of a customer contract from Telkom SA SOC LIMITED (“Telkom”) in May 2015.

Other Income, Net

Other income, net comprises primarily interest income, income from investments, gains or losses on sale of assets and other miscellaneous income and expenses.

Finance Expense, Net

Finance expense, net primarily relates to interest charges payable on our term loans, transaction costs and the gains or losses on settlement of related derivative instruments.

Operating Data

Our profit margin is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our seats. Generally, an improvement in seat utilization rate will improve our profitability unless there are other factors which increase our costs such as an increase in lease rentals, large ramp-ups to build new seats, and increases in costs related to repairs and renovations to our existing or used seats. In addition, an increase in seat utilization rate as a result of an increase in the volume of work will generally result in a lower cost per seat and a higher profit margin as the total fixed costs of our built up seats remain the same while each seat is generating more revenue.

The following table presents certain operating data as at the dates indicated:

	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017
Total head count(1)	38,892	38,516	38,227	36,540	35,657	35,121
Built up seats(2)	32,137	31,798	31,794	30,390	29,583	28,541
Used seats(2)	25,319	25,230	22,990	22,550	22,467	22,326
Seat utilization rate(3)	1.21	1.21	1.20	1.20	1.22	1.23

Notes:

(1)

Commencing fiscal 2018, we are including in our disclosed total head count the number of apprentices employed under the India government scheme, National Employability Enhancement Mission, pursuant to which apprentices undergo a three to 36 month apprenticeship to enhance their employability. There is no guarantee of employment with WNS following the completion of the apprenticeship. Our previously disclosed total head count does not include apprentices. The total head count and seat utilization rate presented for prior periods in the table above have been re-computed to include apprentices for comparative purposes.

(2)

Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource, Administration and seats dedicated for business continuity planning) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount.

(3)

The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the quarter by two.

Critical Accounting Policies

For a description of our critical accounting policies and estimates, refer to “Part I — Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies” and Note 2 to the consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2018, except as mentioned in Note 2 to the unaudited consolidated financial statements contained herein.

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of				As a percentage of
	Revenue		Revenue less repair payments (non-GAAP)		Revenue		Revenue less repair payments (non-GAAP)
	Three months ended December 31,				Nine months ended December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
Cost of revenue	62.7%	66.0%	61.9%	65.4%	64.7%	67.5%	64.0%	66.7%
Gross profit	37.3%	34.0%	38.1%	34.6%	35.3%	32.5%	36.0%	33.3%
Operating expenses:
Selling and marketing expenses	5.5%	5.6%	5.6%	5.7%	5.6%	5.4%	5.7%	5.5%
General and administrative expenses	14.1%	15.0%	14.4%	15.3%	14.0%	15.7%	14.3%	16.0%
Foreign exchange loss/(gains), net	(0.9)%	(2.3)%	(0.9)%	(2.4)%	(0.8)%	(2.4)%	(0.9)%	(2.5)%
Amortization of intangible assets	2.0%	2.1%	2.0%	2.1%	2.0%	2.1%	2.0%	2.1%
Operating profit	16.7%	13.6%	17.0%	13.9%	14.6%	11.8%	14.9%	12.1%
Other (income)/expense, net	(1.8)%	(1.3)%	(1.9)%	(1.3)%	(1.7)%	(1.4)%	(1.7)%	(1.4)%
Finance expense, net	0.4%	0.5%	0.4%	0.5%	0.4%	0.6%	0.4%	0.6%
Income tax expense	3.8%	0.5%	3.9%	0.5%	3.2%	1.5%	3.3%	1.5%
Profit after tax	14.3%	13.9%	14.6%	14.2%	12.7%	11.1%	12.9%	11.4%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Three months ended December 31,				Nine months ended December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
	(US dollars in millions)				(US dollars in millions)
Revenue	$199.7	$188.6	100.0%	100.0%	$598.6	$555.2	100.0%	100.0%
Less: Payments to repair centers	3.9	3.4	1.9%	1.8%	11.3	12.5	1.9%	2.2%
Revenue less repair payments (non-GAAP)	$195.9	$185.2	98.1%	98.2%	$587.4	$542.8	98.1%	97.8%

The following table presents our results of operations for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	(US dollars in millions)
Revenue	$199.7	$188.6	$598.6	$555.2
Cost of revenue(1)	125.2	124.4	387.1	374.7

Gross profit	74.5	64.1	211.5	180.5
Operating expenses:
Selling and marketing expenses(2)	10.9	10.6	33.3	29.9
General and administrative expenses(3)	28.2	28.3	83.9	87.1
Foreign exchange loss/(gains), net	(1.9)	(4.4)	(5.0)	(13.5)
Amortization of intangible assets	3.9	3.9	11.9	11.5

Operating profit	33.4	25.7	87.5	65.5
Other income, net	(3.6)	(2.5)	(10.0)	(7.7)
Finance expense, net	0.8	1.0	2.5	3.1
Profit before income taxes	36.2	27.2	95.0	70.1
Income tax expense	7.6	0.9	19.0	8.1

Profit after tax	$28.6	$26.3	$75.7	$61.9

Notes:

(1)

Includes share-based compensation expense of $1.2 million and $3.4 million for the three and nine months ended December 31, 2018, respectively, and $1.0 million and $3.0 million for the three and nine months ended December 31, 2017, respectively.

(2)

Includes share-based compensation expense of $1.3 million and $2.9 million for the three and nine months ended December 31, 2018, respectively, and $0.7 million and $2.0 million for the three and nine months ended December 31, 2017, respectively.

(3)

Includes share-based compensation expense of $5.2 million and $17.2 million for the three and nine months ended December 31, 2018, respectively, and $5.6 million and $18.5 million for the three and nine months ended December 31, 2017, respectively.

Results for the three months ended December 31, 2018 compared to the three months ended December 31, 2017

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Three months ended December 31,
	2018	2017	Change	% Change
	(US dollars in millions)
Revenue	$199.7	$188.6	$11.1	5.9%

The increase in revenue of $11.1 million was primarily attributable to an increase in revenue from existing clients of $8.7 million and revenue of $4.2 million from new clients, which were partially offset by a decrease in hedging gain on our revenue by $1.8 million to a gain of $0.1 million (including a loss of $0.03 million reported in revenue due to the adoption of IFRS 9, previously reported in foreign exchange loss / (gains), net) for the three months ended December 31, 2018 from a gain of $1.9 million for the three months ended December 31, 2017. The increase in revenue was primarily attributable to higher volumes in our insurance, shipping and logistics, healthcare, consulting and professional services, banking and financial services, and diversified businesses verticals, partially offset by lower volumes from our travel, and utilities verticals. This increase in revenue was partially offset by a depreciation of the pound sterling, the Australian dollar, the South African rand and the euro by an average of 2.9%, 6.7%, 4.8% and 3.1%, respectively, against the US dollar for the three months ended December 31, 2018 as compared to the respective average exchange rates for the three months ended December 31, 2017.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Three months ended December 31,
	2018	2017	2018	2017
	(US dollars in millions)
North America (primarily the US)	$81.6	$76.8	40.8%	40.7%
UK	62.6	60.7	31.3%	32.2%
Australia	20.9	19.5	10.4%	10.3%
Europe (excluding the UK)	13.9	13.1	7.0%	6.9%
South Africa	8.9	10.4	4.5%	5.5%
Rest of world	11.9	8.2	6.0%	4.3%

Total	$199.7	$188.6	100.0%	100.0%

The increase in revenue in North America (primarily the US) was primarily attributable to higher volumes in our healthcare, diversified businesses, shipping and logistics, insurance, consulting and professional services, and banking and financial services verticals, partially offset by lower volumes in our travel, and utilities verticals. The increase in revenue from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and healthcare verticals, partially offset by lower volumes in our travel, diversified businesses, and banking and financial services verticals. The increase in revenue from the UK was primarily attributable to higher volumes in our insurance, diversified businesses, consulting and professional services, and banking and financial services verticals, partially offset by a depreciation of the pound sterling against the US dollar by an average of 2.9% for the three months ended December 31, 2018 as compared to the average exchange rate for the three months ended December 31, 2017, and lower volumes in our travel, utilities, and shipping and logistics verticals. The increase in revenue from Australia was primarily attributable to higher volumes in our insurance and utilities verticals, partially offset by a depreciation of the Australian dollar against the US dollar by an average of 6.7% for the three months ended December 31, 2018 as compared to the average exchange rate for the three months ended December 31, 2017, and a lower volume in our travel vertical. The increase in revenue from Europe (excluding the UK) was primarily attributable to higher volumes in our travel, utilities, banking and financial services, and shipping and logistics verticals, partially offset by lower volumes in our insurance, and healthcare verticals. The decrease in revenue from South Africa was primarily attributable to a lower volume in our diversified businesses vertical, and a depreciation of the South African rand against the US dollar by an average of 4.8% for the three months ended December 31, 2018 as compared to the average exchange rate for the three months ended December 31, 2017, partially offset by higher volumes in our banking and financial services, and utilities verticals.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payment (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Three months ended December 31,
	2018	2017	Change	% Change
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$195.9	$185.2	$10.7	5.8%

The increase in revenue less repair payments (non-GAAP) of $10.7 million was primarily attributable to an increase in revenue less repair payments (non-GAAP) from existing clients of $8.5 million and revenue less repair payments (non-GAAP) of $4.0 million from new clients, which were partially offset by a decrease in hedging gain on our revenue less repair payments (non-GAAP) by $1.8 million to a gain of $0.1 million (including a loss of $0.03 million reported in revenue less repair payments (non-GAAP) due to the adoption of IFRS 9, previously reported in foreign exchange loss / (gains), net) for the three months ended December 31, 2018 from a gain of $1.9 million for the three months ended December 31, 2017. The increase in revenue less repair payments (non-GAAP) was primarily attributable to higher volumes in our insurance, shipping and logistics, healthcare, consulting and professional services, banking and financial services, and diversified businesses verticals, partially offset by lower volumes from our travel, and utilities verticals. This increase in revenue less repair payments (non-GAAP) was partially offset by a depreciation of the pound sterling, the Australian dollar, the South African rand and the euro by an average of 2.9%, 6.7%, 4.8% and 3.1%, respectively, against the US dollar for the three months ended December 31, 2018 as compared to the respective average exchange rates for the three months ended December 31, 2017.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended December 31,
	2018	2017	2018	2017
	(US dollars in millions)
North America (primarily the US)	$81.6	$76.8	41.6%	41.5%
UK	58.7	57.2	30.0%	30.9%
Australia	20.9	19.5	10.7%	10.5%
Europe (excluding the UK)	13.9	13.1	7.1%	7.1%
South Africa	8.9	10.4	4.6%	5.6%
Rest of world	11.9	8.2	6.1%	4.4%

Total	$195.9	$185.2	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) in North America (primarily the US) was primarily attributable to higher volumes in our healthcare, diversified businesses, shipping and logistics, insurance, consulting and professional services, and banking and financial services verticals, partially offset by lower volumes in our travel, and utilities verticals. The increase in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and healthcare verticals, partially offset by lower volumes in our travel, diversified businesses, and banking and financial services verticals. The increase in revenue less repair payments (non-GAAP) from the UK was primarily attributable to higher volumes in our insurance, diversified businesses, consulting and professional services, and banking and financial services verticals, partially offset by a depreciation of the pound sterling against the US dollar by an average of 2.9% for the three months ended December 31, 2018 as compared to the average exchange rate for the three months ended December 31, 2017, and lower volumes in our travel, utilities, and shipping and logistics verticals. The increase in revenue less repair payments (non-GAAP) from Australia was primarily attributable to higher volumes in our insurance, and utilities verticals, partially offset by a depreciation of the Australian dollar against the US dollar by an average of 6.7% for the three months ended December 31, 2018 as compared to the average exchange rate for the three months ended December 31, 2017, and a lower volume in our travel vertical. The increase in revenue less repair payments (non-GAAP) from Europe (excluding the UK) was primarily attributable to higher volumes in our travel, utilities, banking and financial services, and shipping and logistics verticals, partially offset by lower volumes in our insurance, and healthcare verticals. The decrease in revenue less repair payments (non-GAAP) from South Africa was primarily attributable to a lower volume in our diversified businesses vertical, and a depreciation of the South African rand against the US dollar by an average of 4.8% for the three months ended December 31, 2018 as compared to the average exchange rate for the three months ended December 31, 2017, partially offset by higher volumes in our banking and financial services, and utilities verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Three months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Employee costs	$83.5	$81.5	$2.0
Facilities costs	21.4	21.3	0.1
Depreciation	5.1	4.8	0.3
Repair payments	3.9	3.4	0.5
Travel costs	2.3	3.4	(1.0)
Legal and professional costs	2.3	3.5	(1.2)
Other costs	6.6	6.5	0.2

Total cost of revenue	$125.2	$124.4	$0.8

As a percentage of revenue	62.7%	66.0%

The increase in cost of revenue was primarily due to higher employee cost on account of higher headcount and wage inflation; higher repair payments; higher depreciation costs; higher other costs primarily due to an increase in subcontracting costs; higher facilities costs on account of the expansion of existing facilities in Bangalore, and Nasik, India and China and the addition of new facilities in India at Pune and Vizag, the Philippines, and Spain. These increases were partially offset by lower legal and professional costs, and lower travel costs. Further, the depreciation of the Indian rupee, the South African rand, and Philippine peso against the US dollar by an average of 11.3%, 4.8%, and 4.5%, respectively, for the three months ended December 31, 2018 as compared to the respective average exchange rates for the three months ended December 31, 2017 resulted in a decrease of approximately $6.8 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Three months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Gross profit	$74.5	$64.1	$10.4
As a percentage of revenue	37.3%	34.0%
As a percentage of revenue less repair payments (non-GAAP)	38.1%	34.6%

Gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) increased primarily due to higher revenues, and lower cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) as discussed above, partially offset by a decrease in hedging gain on our revenue and revenue less repair payments (non-GAAP) by $1.8 million to a gain of $0.1 (including a loss of $0.03 million reported in revenue and revenue less repair payments (non-GAAP) due to the adoption of IFRS 9, previously reported in foreign exchange loss / (gains), net) million for the three months ended December 31, 2018 from a gain of $1.9 million for the three months ended December 31, 2017. Cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) was also lower due to the depreciation of the Indian rupee, the South African rand, and Philippine peso against the US dollar by an average of 11.3%, 4.8%, and 4.5%, respectively, for the three months ended December 31, 2018 as compared to the respective average exchange rates for the three months ended December 31, 2017.

Our built up seats increased by 8.6% from 29,583 as at December 31, 2017 to 32,137 as at December 31, 2018, during which we expanded seating capacities in our existing delivery centers in Bangalore, and Nasik, India and China and added new facilities in Pune, Vizag India, the Philippines and Spain. This was part of our strategy to expand our delivery capabilities. Our total headcount increased by 9.1% from 35,657 as at December 31, 2017 to 38,892 as at December 31, 2018, resulting in a decrease in our seat utilization rate from 1.22 for the three months ended December 31, 2017 to 1.21 for the three months ended December 31, 2018. This 0.01 decrease in seat utilization resulted in a decrease in our gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) by approximately 0.1% in the three months ended December 31, 2018.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Three months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Employee costs	$8.3	$7.7	$0.7
Other costs	2.6	2.9	(0.3)

Total selling and marketing expenses	$10.9	$10.6	$0.3

As a percentage of revenue	5.5%	5.6%
As a percentage of revenue less repair payments (non-GAAP)	5.6%	5.7%

The increase in selling and marketing expenses was primarily due to an increase in employee costs as a result of an increase in sales headcount, wage inflation and higher share-based compensation expense, partially offset by a decrease in other costs as a result of lower legal and professional costs. This increase was further offset by a depreciation of the pound sterling and the Indian rupee against the US dollar by an average of 2.9% and 11.3%, respectively, for the three months ended December 31, 2018 as compared to the respective average exchange rates for the three months ended December 31, 2017 which resulted in a decrease of approximately of $0.2 million of selling and marketing expenses.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Three months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Employee costs	$21.4	$22.7	$(1.3)
Other costs	6.7	5.6	1.1

Total general and administrative expenses	$28.2	$28.3	$(0.2)

As a percentage of revenue	14.1%	15.0%
As a percentage of revenue less repair payments (non-GAAP)	14.4%	15.3%

The decrease in general and administrative expenses was primarily due to (i) a decrease in employee costs as a result of lower salaries, lower share-based compensation expense and (ii) a depreciation of the Indian rupee, the South African rand, and Philippine peso against the US dollar by an average of 11.3%, 4.8%, and 4.5%, respectively, for the three months ended December 31, 2018 as compared to the respective average exchange rates for the three months ended December 31, 2017, which resulted in a decrease of approximately $1.3 million. This decrease in general and administrative expenses was partially offset by higher other costs, higher legal and professional costs, higher facilities cost, and higher travel costs.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Three months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$(1.9)	$(4.4)	$2.5

The foreign exchange gains were lower primarily due to a lower gain of $3.6 million from our rupee denominated hedges as a result of an appreciation of the US dollar and pound sterling against the Indian rupee, partially offset by a higher foreign currency revaluation gain of $1.1 million arising from $1.7 million of loss for the three months ended December 31, 2018 as against a loss of $2.8 million for the three months ended December 31, 2017. Further, foreign exchange gains of $1.9 million for the three months ended December 31, 2018 excludes a loss of $0.03 million reported in revenue due to the adoption of IFRS 9, previously reported in foreign exchange loss / (gains), net.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Three months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Amortization of intangible assets	$3.9	$3.9	$0.0

The amortization of intangible assets was flat as compared to that for the three months ended December 31, 2017.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Three months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Operating profit	$33.4	$25.7	$7.7
As a percentage of revenue	16.7%	13.6%
As a percentage of revenue less repair payments (non-GAAP)	17.0%	13.9%

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) was higher due to higher revenues, lower cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP), lower general and administrative expenses as a percentage of revenue and revenue less repair payments (non-GAAP), and lower selling and marketing expenses as a percentage of revenue and revenue less repair payments (non-GAAP), partially offset by lower foreign exchange gains.

Other Income, net

The following table sets forth our other income, net for the periods indicated:

	Three months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Other income, net	$(3.6)	$(2.5)	$(1.2)

Other income was higher primarily due to a movement from dividend scheme to growth scheme in relation to our liquid mutual fund investments and higher yield on our cash and cash equivalents and investments.

Finance Expense, Net

The following table sets forth our finance expense, net for the periods indicated:

	Three months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Finance expense, net	$0.8	$1.0	$(0.2)

Finance expense, net decreased primarily on account of principal repayment on loans resulting in lower interest on lower principal amounts outstanding on long term loans taken for the acquisition of Denali and HealthHelp.

Income tax expense

The following table sets forth our income tax expense for the periods indicated:

	Three months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Income tax expense	$7.6	$0.9	$6.7

The increase in income tax expense is primarily due to higher taxable profits and on account of a lower non-recurring tax benefit of $4.8 million due to a benefit of $0.4 million for the three months ended December 31, 2018 as compared to a benefit of $5.2 million for the three months ended December 31, 2017 arising from the 2017 US Tax Reforms that reduced US corporate tax rate on our deferred tax balances.

Profit after tax

The following table sets forth our profit after tax for the periods indicated:

	Three months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Profit after tax	$28.6	$26.3	$2.3
As a percentage of revenue	14.3%	13.9%
As a percentage of revenue less repair payments (non-GAAP)	14.6%	14.2%

The increase in profit after tax was primarily on account of higher operating profit, higher other income, and lower finance expenses, partially offset by an increase in income tax expense as explained above.

Results for the nine months ended December 31, 2018 compared to the nine months ended December 31, 2017

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Nine months ended December 31,
	2018	2017	Change	% Change
	(US dollars in millions)
Revenue	$598.6	$555.2	$43.4	7.8%

The increase in revenue of $43.4 million was primarily attributable to an increase in revenue from existing clients of $41.2 million and revenue from new clients of $10.7 million, partially offset by a decrease in hedging gain on our revenue by $8.5 million to a loss of $0.6 million (including a loss of $1.0 million reported in revenue due to the adoption of IFRS 9, previously reported in foreign exchange loss / (gains), net) for the nine months ended December 31, 2018 from a gain of $7.9 million for the nine months ended December 31, 2017. The increase in revenue was primarily attributable to higher volumes in our insurance, shipping and logistics, healthcare, diversified businesses, consulting and professional services, and banking and financial services verticals, and an appreciation of the euro and the pound sterling against the US dollar by an average of 1.4%, and 1.1%, respectively, for the nine months ended December 31, 2018 as compared to the respective average exchange rates for the nine months ended December 31, 2017, partially offset by a depreciation of the Australian dollar, and the South African rand against the US dollar by an average of 4.5%, and 2.6%, respectively, for the nine months ended December 31, 2018 as compared to the respective average exchange rates for the nine months ended December 31, 2017, and lower volumes in our utilities, and travel verticals.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Nine months ended December 31,
	2018	2017	2018	2017
	(US dollars in millions)
North America (primarily the US)	$245.0	$225.5	40.9%	40.6%
UK	192.7	190.7	32.2%	34.3%
Australia	58.3	49.8	9.7%	9.0%
Europe (excluding the UK)	38.3	34.7	6.4%	6.2%
South Africa	29.7	31.7	5.0%	5.7%
Rest of world	34.6	22.9	5.8%	4.1%

Total	$598.6	$555.2	100.0%	100.0%

The increase in revenue in North America (primarily the US) was primarily attributable to higher volumes in our healthcare, diversified businesses, insurance, shipping and logistics, consulting and professional services, and banking and financial services verticals, partially offset by lower volumes in our travel, and utilities verticals. The increase in revenue from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and healthcare verticals, partially offset by lower volumes in our travel, diversified businesses, and banking and financial services verticals. The increase in revenue from Australia was primarily attributable to higher volumes in our insurance, and consulting and professional services verticals, partially offset by a depreciation of the Australian dollar by an average of 4.5% against the US dollar for the nine months ended December 31, 2018 as compared to the average exchange rate for the nine months ended December 31, 2017, and lower volumes in our travel, shipping and logistics, and diversified businesses verticals. The increase in revenue from Europe (excluding the UK) was primarily attributable to higher volumes in our travel, banking and financial services, utilities, shipping and logistics, and consulting and professional services verticals, partially offset by lower volumes in our insurance, healthcare, and diversified businesses verticals. The increase in revenue from the UK was primarily attributable to higher volumes in our insurance, diversified businesses, consulting and professional services, and healthcare verticals, and an appreciation of the pound sterling by an average of 1.1% against the US dollar for the nine months ended December 31, 2018 as compared to the average exchange rate for the nine months ended December 31, 2017, partially offset by lower volumes in our utilities, travel, banking and financial services, and shipping and logistics verticals. The decrease in revenue from South Africa was primarily attributable to lower volumes in our diversified businesses, consulting and professional services, and shipping and logistics verticals, and a depreciation of the South African rand by an average of 2.6% against the US dollar for the nine months ended December 31, 2018 as compared to the average exchange rate for the nine months ended December 31, 2017, partially offset by higher volumes in our banking and financial services, utilities, and travel verticals.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change	% Change
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$587.4	$542.8	$44.6	8.2%

The increase in revenue less repair payments (non-GAAP) of $44.6 million was primarily attributable to an increase in revenue less repair payments (non-GAAP) from existing clients of $42.7 million and revenue less repair payments (non-GAAP) from new clients of $10.3 million, partially offset by a decrease in hedging gain on our revenue less repair payments (non-GAAP) by $8.5 million to a loss of $0.6 million (including a loss of $1.0 million reported in revenue less repair payments (non-GAAP) due to the adoption of IFRS 9, previously reported in foreign exchange loss / (gains), net) for the nine months ended December 31, 2018 from a gain of $7.9 million for the nine months ended December 31, 2017. The increase in revenue less repair payments (non-GAAP) was primarily attributable to higher volumes in our insurance, shipping and logistics, healthcare, diversified businesses, consulting and professional services, and banking and financial services verticals, and an appreciation of the euro and the pound sterling against the US dollar by an average of 1.4%, and 1.1%, respectively, for the nine months ended December 31, 2018 as compared to the respective average exchange rates for the nine months ended December 31, 2017, partially offset by a depreciation of the Australian dollar, and the South African rand against the US dollar by an average of 4.5%, and 2.6%, respectively, for the nine months ended December 31, 2018 as compared to the respective average exchange rates for the nine months ended December 31, 2017, and lower volumes in our utilities, and travel verticals.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Nine months ended December 31,
	2018	2017	2018	2017
	(US dollars in millions)
North America (primarily the US)	$245.0	$225.5	41.7%	41.5%
UK	181.5	178.2	30.9%	32.8%
Australia	58.3	49.8	9.9%	9.2%
Europe (excluding the UK)	38.3	34.7	6.5%	6.4%
South Africa	29.7	31.7	5.0%	5.8%
Rest of world	34.6	22.9	5.9%	4.2%

Total	$587.4	$542.8	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) in North America (primarily the US) was primarily attributable to higher volumes in our healthcare, diversified businesses, insurance, shipping and logistics, consulting and professional services, and banking and financial services verticals, partially offset by lower volumes in our travel, and utilities verticals. The increase in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to higher volumes in our shipping and logistics, and healthcare verticals, partially offset by lower volumes in our travel, diversified businesses, and banking and financial services verticals. The increase in revenue less repair payments (non-GAAP) from Australia was primarily attributable to a higher volume in our insurance, and consulting and professional services verticals, partially offset by a depreciation of the Australian dollar by an average of 4.5% against the US dollar for the nine months ended December 31, 2018 as compared to the average exchange rate for the nine months ended December 31, 2017, and lower volumes in our travel, shipping and logistics, and diversified businesses verticals. The increase in revenue less repair payments (non-GAAP) from Europe (excluding the UK) was primarily attributable to higher volumes in our travel, banking and financial services, utilities, shipping and logistics, and consulting and professional services verticals, partially offset by lower volumes in our insurance, healthcare, and diversified businesses verticals. The increase in revenue less repair payments (non-GAAP) from the UK was primarily attributable to higher volumes in our insurance, diversified businesses, consulting and professional services, and healthcare verticals, and an appreciation of the pound sterling by an average of 1.1% against the US dollar for the nine months ended December 31, 2018 as compared to the average exchange rate for the nine months ended December 31, 2017, partially offset by lower volumes in our utilities, travel, banking and financial services, and shipping and logistics verticals. The decrease in revenue less repair payments (non-GAAP) from South Africa was primarily attributable to lower volumes in our diversified businesses, consulting and professional services, and shipping and logistics verticals, and a depreciation of the South African rand by an average of 2.6% against the US dollar for the nine months ended December 31, 2018 as compared to the average exchange rate for the nine months ended December 31, 2017, partially offset by higher volumes in our banking and financial services, utilities, and travel verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Employee costs	$257.1	$246.7	$10.4
Facilities costs	66.2	63.4	2.8
Depreciation	15.0	14.6	0.5
Repair payments	11.3	12.5	(1.2)
Travel costs	8.8	9.8	(0.1)
Legal and professional costs	7.4	8.4	(1.0)
Other costs	21.3	19.4	1.9

Total cost of revenue	$387.1	$374.7	$12.4

As a percentage of revenue	64.7%	67.5%

The increase in cost of revenue was primarily due to higher employee cost on account of higher headcount and wage inflation, higher facilities costs on account of the expansion of existing facilities in Bangalore, and Nasik, India and China and the addition of new facilities in India at Pune, Vizag, the Philippines, and Spain, higher other costs primarily due to an increase in subcontracting costs, and higher depreciation costs. The increase in cost of revenue was also contributed by an appreciation of the pound sterling against the US dollar by an average of 1.1% for the nine months ended December 31, 2018 as compared to the average exchange rate for the nine months ended December 31, 2017, which resulted in an increase of approximately $0.3 million. These increases were partially offset by lower repair payments, lower legal and professional costs, and lower travel cost. Further, a depreciation of the Indian rupee, South African rand, and Philippine peso against the US dollar by an average of 8.1%, 2.6%, and 5.0%, respectively, for the nine months ended December 31, 2018 as compared to the respective average exchange rates for the nine months ended December 31, 2017 resulted in a decrease of approximately $15.0 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Gross profit	$211.5	$180.5	$31.0
As a percentage of revenue	35.3%	32.5%
As a percentage of revenue less repair payments (non-GAAP)	36.0%	33.3%

Gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) increased primarily due to higher revenues, and lower cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) as discussed above, partially offset by a decrease in hedging gain on our revenue and revenue less repair payments (non-GAAP) by $8.5 million to a loss of $0.6 million (including a loss of $1.0 million reported in revenue and revenue less repair payments (non-GAAP) due to the adoption of IFRS 9, previously reported in foreign exchange loss / (gains), net) for the nine months ended December 31, 2018 from a gain of $7.9 million for the nine months ended December 31, 2017. Cost of revenue was also lower due to a depreciation of the Indian rupee, South African rand, and Philippine peso against the US dollar by an average of 8.1%, 2.6%, and 5.0%, respectively, for the nine months ended December 31, 2018 as compared to the respective average exchange rates for the nine months ended December 31, 2017, partially offset by an appreciation of the pound sterling against the US dollar by an average of 1.1% for the nine months ended December 31, 2018 as compared to the average exchange rate for the nine months ended December 31, 2017.

Our built up seats increased by 8.6% from 29,583 as at December 31, 2017 to 32,137 as at December 31, 2018, during which we expanded seating capacities in our existing delivery centers in Bangalore, and Nasik, India and China and added new facilities in Pune and Vizag, India, the Philippines, and Spain. This was part of our strategy to expand our delivery capabilities. Our total headcount increased by 9.1% from 35,657 as at December 31, 2017 to 38,892 as at December 31, 2018, and our seat utilization rate decreased from 1.22 for the nine months ended December 31, 2017 to 1.21 for the nine months ended December 31, 2018. This 0.01 decrease in seat utilization resulted in a decrease in our gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) by approximately 0.14% in the nine months ended December 31, 2018.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Employee costs	$25.1	$22.4	$2.7
Other costs	8.2	7.6	0.6

Total selling and marketing expenses	$33.3	$29.9	$3.4

As a percentage of revenue	5.6%	5.4%
As a percentage of revenue less repair payments (non-GAAP)	5.7%	5.5%

The increase in selling and marketing expenses was primarily due to an increase in employee costs as a result of an increase in sales headcount, wage inflation and higher share-based compensation, and an increase in other costs as a result of higher marketing expenses, higher travel costs, and an appreciation of the pound sterling against the US dollar by an average of 1.1% for the nine months ended December 31, 2018, as compared to the average exchange rate for the nine months ended December 31, 2017, which resulted in an increase of approximately of $0.1 million of selling and marketing expenses, partially offset by a depreciation of the Indian rupee against the US dollar by an average of 8.1% for the nine months ended December 31, 2018 as compared to the average exchange rate for the nine months ended December 31, 2017, which resulted in a decrease of approximately of $0.3 million of selling and marketing expenses, lower other miscellaneous costs, and lower legal and professional costs.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Employee costs	$64.7	$66.1	$(1.4)
Other costs	19.2	21.0	(1.8)

Total general and administrative expenses	$83.9	$87.1	$(3.2)

As a percentage of revenue	14.0%	15.7%
As a percentage of revenue less repair payments	14.3%	16.0%

The decrease in general and administrative expenses was primarily due to a decrease in other costs as a result of lower legal and professional costs, lower travel costs, lower other costs, and lower employee costs as a result of lower share-based compensation expense, partially offset by higher facilities cost and higher salaries on account of wage inflation. The decrease in general and administrative expenses was also contributed by a depreciation of the Indian rupee, South African rand, and Philippine peso against the US dollar by an average of 8.1%, 2.6%, and 5.0%, respectively, for the nine months ended December 31, 2018 as compared to the respective average exchange rates for the nine months ended December 31, 2017, which resulted in a decrease of approximately $2.8 million.

Foreign Exchange Loss/(Gains), Net

The following table sets forth our foreign exchange loss/(gains), net for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$(5.0)	$(13.5)	$(8.5)

The foreign exchange gains were lower primarily due to a higher loss of $22.6 million from our US dollar denominated hedges as a result of a depreciation of the pound sterling against the US dollar and our rupee denominated hedges as a result of a depreciation of the US dollar and pound sterling against the Indian rupee, partially offset by a higher foreign currency revaluation gain of $14.1 million arising from a $10.2 million gain for the nine months ended December 31, 2018 as compared to a loss of $3.9 million for the nine months ended December 31, 2017. Further, foreign exchange gains of $5.0 million for the nine months ended December 31, 2018 excludes a loss of $1.0 million reported in revenue due to the adoption of IFRS 9, previously reported in foreign exchange loss / (gains), net.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Amortization of intangible assets	$11.9	$11.5	$0.4

The increase in amortization of intangible assets was primarily attributable to an increase in amortization of software costs.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Operating profit	$87.5	$65.5	$22.0
As a percentage of revenue	14.6%	11.8%
As a percentage of revenue less repair payments (non-GAAP)	14.9%	12.1%

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) is higher due to higher revenues, lower cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP), and lower general and administrative expenses as a percentage of revenue and revenue less repair payments (non-GAAP), partially offset by lower foreign exchange gains, higher selling and marketing expenses as a percentage of revenue and revenue less repair payments (non-GAAP), and higher amortization of intangible assets.

Other Income, net

The following table sets forth our other income, net for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Other income, net	$(10.0)	$(7.7)	$(2.3)

Other income was higher primarily due to a movement from dividend scheme to growth scheme in relation to our liquid mutual fund investments and higher yield on our cash and cash equivalents and investments.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Finance expense	$2.5	$3.1	$(0.6)

Finance expense, net decreased primarily on account of principal repayment on loans resulting in lower interest on lower principal amounts outstanding on long term loans taken for the acquisition of Denali and HealthHelp.

Income tax expense

The following table sets forth our income tax expense for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Income tax expense	$19.2	$8.1	$11.1

The increase in income tax expense was primarily due to higher taxable profits and a non-recurring tax benefit of $1.7 million resulting from a corporate legal entity restructuring for the nine months ended December 2017, and on account of a lower non-recurring tax benefit of $4.8 million due to a benefit of $0.4 million for the nine month ended December 31, 2018 as compared to a benefit of $5.2 million for the nine months ended December 31, 2017 arising from the 2017 US Tax Reforms that reduced US corporate tax rate on our deferred tax balances, which was partially offset by one-time tax credit of $0.9 million on account of recognition of deferred tax asset on past tax losses for the nine months ended December 31, 2018.

Profit after tax

The following table sets forth our profit after tax for the periods indicated:

	Nine months ended December 31,
	2018	2017	Change
	(US dollars in millions)
Profit after tax	$75.8	$61.9	$13.9
As a percentage of revenue	12.7%	11.1%
As a percentage of revenue less repair payments (non-GAAP)	12.9%	11.4%

The increase in profit after tax was primarily on account of higher operating profit, higher other income, and lower finance expenses, partially offset by an increase in income tax expense as explained above.

Liquidity and Capital Resources

Our capital requirements are principally for the establishment of operating facilities to support our growth and acquisitions, debt repayment and to fund the repurchase of ADSs under our share repurchase programs, as described in further detail in “Part IV —Other Information” of this report and “Part II — Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchases” of our annual report on Form 20-F for the fiscal year ended March 31, 2018. Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines, as required.

As at December 31, 2018, we had cash and cash equivalents of $85.3 million which were primarily held in US dollars, South African rand, Indian rupees, pound sterling, Sri Lankan rupees and Philippine peso. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments primarily include bank deposits, marketable securities and mutual funds which totaled $129.9 million as at December 31, 2018.

As at December 31, 2018, our total debt outstanding was $75.9 million. We also had available lines of credit amounting to $73.6 million. As at December 31, 2018, no amounts were drawn under these lines of credit.

As at December 31, 2018, our Indian subsidiary, WNS Global, had unsecured lines of credit of ₹1,100.0 million ($15.8 million based on the exchange rate on December 31, 2018) from The Hongkong and Shanghai Banking Corporation Limited, $15.0 million from BNP Paribas, ₹1,200.0 million ($17.2 million based on the exchange rate on December 31, 2018) from Citibank N.A. and ₹810.0 million ($11.6 million based on the exchange rate on December 31, 2018) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at December 31, 2018, there was no amount utilized from these lines of credit.

In February 2018, WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($12.6 million based on the exchange rate on December 31, 2018) until February 28, 2019. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at December 31, 2018, there was no outstanding amount under this facility.

As at December 31, 2018, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 20.5 million ($1.4 million based on the exchange rate on December 31, 2018) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate minus a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at December 31, 2018, there was no outstanding amount under this facility.

In January 2017, our United States subsidiary, WNS North America Inc., obtained a term loan facility for $34.0 million from BNP Paribas, Hong Kong. The proceeds from this loan facility were used to finance our acquisition of Denali. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 1.27% per annum. In connection with the term loan, we have entered into an interest rate swap with a bank to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.5610%. WNS North America Inc.’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of Denali held by WNS North America Inc. and security over the assets of WNS North America Inc. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in January 2020 and the principal is repayable in six semi-annual installments. The first five repayment installments are $5.7 million each and the sixth and final repayment installment is $5.8 million. On July 20, 2017, January 22, 2018, July 20, 2018 and January 22, 2019, we made scheduled repayments of $5.7 million each, following which, $11.4 million was outstanding under this loan facility.

In March 2017, our Mauritius subsidiary, WNS (Mauritius) Limited, obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. In connection with the term loan, we have entered into interest rate swaps with banks to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.9635%. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in ten semiannual installments of $8.4 million each. On September 14, 2017, March 14, 2018 and September 17, 2018 we made scheduled repayments of $8.4 million each. As at December 31, 2018, $58.8 million was outstanding under this loan facility.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchase, contingent consideration for our acquisitions of Denali and HealthHelp and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our debt repayment obligations, capital expenditures, share repurchase, contingent consideration for our acquisitions of Denali and HealthHelp and working capital needs. We currently expect our capital expenditures needs in fiscal 2019 to be approximately $35.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure for the nine months ended December 31, 2018 amounted to $24.6 million and our capital commitments (net of capital advances) as at December 31, 2018 was $6.0 million. Further, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet our debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future make further acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of our indebtedness and working capital. If current market conditions deteriorate, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for the nine months ended December 31, 2018 and December 31, 2017:

	Nine months ended December 31,
	2018	2017
	(US dollars in millions)
Net cash provided by operating activities	$104.7	$96.5
Net cash used in investing activities	$(40.0)	$(28.8)
Net cash used in financing activities	$(69.0)	$(52.4)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $104.7 million for the nine months ended December 31, 2018 from $96.5 million for the nine months ended December 31, 2017. The increase in net cash provided by operating activities was mainly attributable to an increase in profit after tax as adjusted by non-cash and other items by $14.4 million, a decrease in cash outflow towards interest paid by $0.6 million and an increase in cash inflow from interest received by $0.5 million, partially offset by an increase in cash outflow towards working capital requirements by $6.8 million and an increase in cash outflow towards income taxes paid by $0.5 million.

Profit after tax, as adjusted by non-cash and other items primarily comprised the following: (i) profit after tax of $75.8 million for the nine months ended December 31, 2018 as compared to $61.9 million for the nine months ended December 31, 2017; (ii) a deferred tax credit of $0.7 million for the nine months ended December 31, 2018 as compared to $6.6 million for the nine months ended December 31, 2017; (iii) current tax expense of $20.0 million for the nine months ended December 31, 2018 as compared to $14.8 million for the nine months ended December 31, 2017; (iv) depreciation and amortization expense of $27.2 million for the nine months ended December 31, 2018 as compared to $26.5 million for the nine months ended December 31, 2017; (v) interest income of $1.8 million for the nine months ended December 31, 2018 as compared to $2.6 million for the nine months ended December 31, 2017; (vi) deferred rent of $1.4 million for the nine months ended December 31, 2018 as compared to $0.9 million for the nine months ended December 31, 2017; (vii) income from marketable securities of $5.6 million for the nine months ended December 31, 2018 as compared to $2.4 million for the nine months ended December 31, 2017; (viii) an unrealized exchange gain of $3.1 million for the nine months ended December 31, 2018 as compared to an unrealized exchange loss of $1.4 million for the nine months ended December 31, 2017; (ix) an unrealized gain on derivative instruments of $0.6 million for the nine months ended December 31, 2018 as compared to an unrealized loss of $2.4 million for the nine months ended December 31, 2017; (x) an excess tax benefit on share-based compensation expense of $1.4 million for the nine months ended December 31, 2018 as compared to $0.2 million for the nine months ended December 31, 2017 and (xi) interest expense of $2.2 million for the nine months ended December 31, 2018 as compared to $2.7 million for the nine months ended December 31, 2017.

Cash outflow on account of working capital changes amounted to $16.6 million for the nine months ended December 31, 2018 as compared to $9.8 million for the nine months ended December 31, 2017. This was primarily on account of a decrease in cash inflow from current assets by $11.9 million and an increase in cash outflow towards current liabilities by $7.6 million, partially offset by an increase in cash inflow from trade receivables and unbilled revenue by $6.3 million and a decrease in cash outflow towards contract liabilities and accounts payable by $3.7 million and $2.9 million, respectively.

Cash Flows from Investing Activities

Net cash used in investing activities increased to $40.0 million for the nine months ended December 31, 2018 as compared to $28.8 million for the nine months ended December 31, 2017. This was primarily on account of a net cash outflow of $20.6 million towards marketable securities for the nine months ended December 31, 2018 as compared to a net cash inflow of $10.1 million from our investments in marketable securities for the nine months ended December 31, 2017; dividend received on our marketable securities of $0.03 million for the nine months ended December 31, 2018 as compared to $2.4 million for the nine months ended December 31, 2017; partially offset by a net cash inflow of $5.4 million from our fixed deposit investments for the nine months ended December 31, 2018 as compared to a cash outflow of $14.1 million towards our fixed deposit investments for the nine months ended December 31, 2017; a cash outflow of $24.6 million towards purchase of property, plant and equipment (comprising primarily leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software) for the nine months ended December 31, 2018 as compared to $27.8 million for the nine months ended December 31, 2017.

Cash Flows from Financing Activities

Net cash used in financing activities was $69.0 million for the nine months ended December 31, 2018 as compared to $52.4 million for the nine months ended December 31, 2017. This was primarily on account of a cash outflow of $56.3 million towards share repurchase for the nine months ended December 31, 2018 as compared to $39.5 for the nine months ended December 31, 2017 and nil cash inflow from the exercise of options by grantees under our share-based incentive plans for the nine months ended December 31, 2018 as compared to $1.3 million for the nine months ended December 31, 2017, partially offset by an increase in cash inflow from excess tax benefit on share-based compensation expense of $1.4 million for the nine months ended December 31, 2018 as compared to $0.2 million for the nine months ended December 31, 2017.

Share Repurchases

In March 2018, our shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date on which the shareholders resolution approving the repurchase program was passed. We intend to fund the repurchases of ADSs under the repurchase program with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

During the nine months ended December 31, 2018, we repurchased 1,100,000 ADSs for a total consideration of $56.3 million (including transaction costs of $11,000), in the open market, under the above-mentioned share repurchase program. The shares underlying these ADSs are recorded as treasury shares.

During the nine months ended December 31, 2018, we received authorization from the Board of Directors to cancel, and cancelled, 4,400,000 ADSs that were held as treasury shares for an aggregate cost of $134.2 million. The effect of cancellation of these treasury shares was recognized in share capital amounting to $0.6 million and in share premium amounting to $133.6 million, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013. We have filed an application for a renewal of the advance pricing agreement for another five years starting from April 2018 and will continue to apply the same methodology as set out in the advance pricing agreement pending the renewal of the agreement. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2015 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹3,068.8 million ($44 million based on the exchange rate on December 31, 2018) in additional taxes, including interest of ₹1,123.2 million ($16.1 million based on the exchange rate on December, 31, 2018).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
		(₹ and US dollars in millions)				(₹ and US dollars in millions)
WNS Global	Fiscal 2004	₹	12.5	$(0.2	)(1)	₹	3.1		$(0.0	)(1)
WNS Global	Fiscal 2005	₹	27.4	$(0.4	)(1)	₹	8.6		$(0.1	)(1)
WNS Global	Fiscal 2006	₹	489.1	$(7.0	)(1)	₹	181.5		$(2.6	)(1)
Permanent establishment of WNS UK in India	Fiscal 2006	₹	67.9	$(1.0	)(1)	₹	24.1		$(0.3	)(1)
WNS Global	Fiscal 2007	₹	98.7	$(1.4	)(1)	₹	31.9		$(0.5	)(1)
Permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	₹	18.6	$(0.3	)(1)	₹	4.4		$(0.1	)(1)
WNS Global	Fiscal 2008	₹	819.6	$(11.7	)(1)	₹	344.1		$(4.9	)(1)
Permanent establishment of WNS North America Inc.	Fiscal 2008	₹	19.5	$(0.3	)(1)	₹		$
WNS Global	Fiscal 2009	₹	55.2	$(0.8	)(1)	₹		$
Permanent establishment of WNS UK in India	Fiscal 2009	₹	6.7	$(0.1	)(1)	₹		$
WNS Global	Fiscal 2010	₹	60.2	$(0.9	)(1)	₹	23.5		$(0.3	)(1)
WNS Business Consulting Services (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	—		$—
WNS Global	Fiscal 2012	₹	305.7	$(4.4	)(1)	₹	107.4		$(1.5	)(1)
WNS Global	Fiscal 2013	₹	423.0	$(6.1	)(1)	₹	137.2		$(2.0	)(1)
WNS Global	Fiscal 2014	₹	480.1	$(6.8	)(1)	₹	257.4		$(3.7	)(1)
WNS Global	Fiscal 2015	₹	183.6	$(2.6	)(1)	₹	—		$—
Total		₹	3,068.8	$(44.0	)(1)	₹	1,123.2		$(16.1	)(1)

Note:

(1)	Based on the exchange rate as at December 31, 2018.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at December 31, 2018, we have provided a tax reserve of ₹806.2 million ($11.6 million based on the exchange rate on December 31, 2018) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹2,933 million ($42.0 million based on the exchange rate on December 31, 2018) in additional taxes, including interest of ₹905.8 million ($13.0 million based on the exchange rate on December 31, 2018). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at December 31, 2018, corporate tax returns for fiscal years 2016 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.0 million based on the exchange rate on December 31, 2018) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.14 million based on the exchange rate on December31, 2018) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to losses. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Risk Management Procedures

We manage market risk through our treasury operations. Our senior management and our Board of Directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our Foreign Exchange Committee, comprising the Chairman of the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 43.8% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) for the nine months ended December 31, 2018 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for the nine months ended December 31, 2018, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $17.8 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $16.6 million for the nine months ended December 31, 2018, and a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue or revenue less repair payments (non-GAAP) by approximately $5.7 million for the nine months ended December 31, 2018.

Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee for the nine months ended December 31, 2018 by approximately $24.5 million, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand for the nine months ended December 31, 2018 by approximately $4.9 million and a 10% appreciation or depreciation in the Philippine peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippine peso for the nine months ended December 31, 2018 by approximately $5.5 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, we entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. The outstanding swap agreements as at December 31, 2018 aggregated to $75.9 million.

We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

Part III — RISK FACTORS

This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.

Risks Related to Our Business

The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.

Global economic conditions continue to show signs of turbulence. Although some key indicators of sustainable economic growth show signs of improvement, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a two-year negotiation period (unless an extension is agreed), which commenced on March 29, 2017. The withdrawal of the United Kingdom from the European Union is set to take place on March 29, 2019, however the terms agreed between the United Kingdom and the European Union to govern the United Kingdom’s departure from the European Union and the future terms of the United Kingdom’s relationship with the European Union were rejected by the UK parliament on January 15, 2019. There is the possibility that the UK ends up leaving the EU in March 2019 without having reached final agreement with the EU on the terms of its withdrawal. The referendum, and now the risk of a “no deal” between the United Kingdom and the European Union, has created significant uncertainty regarding the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations.

29.7% of our revenues and 28.3% of our revenue less repair payments (non-GAAP) for nine months ended December 31, 2018 and 31.8% of our revenues and 30.2% of our revenue less repair payments (non-GAAP) for fiscal 2018 are denominated in pound sterling. The extent and duration of any potential decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of the UK referendum could adversely impact our earnings growth rate and profitability. We believe that our hedging program is effective and it substantially protects us against fluctuations in foreign currency exchange rates through a mix of forwards and options for this current fiscal year.

In the US, economic growth is tempered by continuing concerns over the failure to achieve a long-term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in the cost of borrowing and reduction in availability of credit as the US Federal Reserve continues to raise interest rates. On December 22, 2018, the United States federal government partially shut down after the Senate failed to agree on the president’s budget demand for further funding to build a wall on the United States border with Mexico. The 35-day shutdown was the longest in United States history, and while the president agreed on January 25, 2019 to reopen the government for three weeks to facilitate negotiations in relation to border security, another government shutdown could cause further disruption to the United States economy and may have a material adverse effect on global economic conditions. The policies that may be pursued by the presidential administration in the US have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Further, there is uncertainty regarding the impact of the escalating “trade war” between China and the United States on the global economy. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition and results of operations.

Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism, and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth. China continues to have room for economic growth, but such growth opportunities remain subject to political developments, particularly with respect to a US-China trade deal, and uncertainties in the regulatory framework of the economy.

These economic and geo-political conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, as well as the political climate in the United States and the United Kingdom, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Changing economic conditions may have an effect on foreign exchange rates, which in turn may affect our business. For further information, see “— Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar and the South African rand could have a material adverse effect on our results of operations.”

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2018 and 2017, our five largest clients accounted for 29.4% and 32.1% of our revenue and 30.1% and 33.5% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2018 and 2017, our three largest clients accounted for 19.2% and 21.5% of our revenue and 19.6% and 22.4% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2018, our largest client, Aviva Global Services (Management Services) Private Limited (“Aviva MS”), individually accounted for 6.8% and 7.0% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 9.0% and 9.4% in fiscal 2017, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in line with our expectations, one of our top five clients by revenue contribution in fiscal 2014, an online travel agency (“OTA”), provided us with lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013, pursuant to which, it, over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5% and 6.1% of our revenue and 2.6% and 6.5% of our revenue less repair payments (non-GAAP) in fiscal 2015 and 2014, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients.

Revenue from Aviva MS under our master services agreement with Aviva MS (the “Aviva master services agreement”) accounts for a significant portion of our revenue and we expect our dependence on Aviva MS to continue for the foreseeable future. The terms of the Aviva master services agreement include termination at will provisions which permit Aviva MS to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, revenue from Aviva MS has been decreasing since fiscal 2016, from $61.4 million in fiscal 2016 to $51.9 million in fiscal 2018. Part of this decline in revenue is attributable to revised pricing terms and part is attributable to a reduction of services due to automation performed by Aviva MS on their end. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process management service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the US. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the US could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2018 and 2017, 25.7% and 29.6% of our revenue, respectively, and 24.0% and 26.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 18.7% and 21.3% of our revenue, respectively, and 19.2% and 22.1% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

Turbulence in the global economy affects both the industries in which our clients are concentrated and the geographies in which we do business. For further details, see “ — The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations.

Further, any weakening of or uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements, which in turn could decrease the demand for our services and adversely affect our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which are currently experiencing uncertainty due to the United Kingdom’s imminent withdrawal from the European Union and following the recent US federal government shutdown. For further details, see “ — The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” In fiscal 2018 and 2017, 40.4% and 47.5% of our revenue, respectively, and 39.0% and 45.3% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (including the UK). During the same periods, 40.7% and 32.6% of our revenue, respectively, and 41.6% and 33.9% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in North America (primarily the US). Any weakening of or prolonged uncertainty in the European or US economy will likely have a further adverse impact on our revenue.

Other developments may also lead to a decline in the demand for our services in these industries. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services and have an adverse impact on our profitability. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling, US dollars, and to a lesser extent, Australian dollars and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippine pesos. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar or the Australian dollar against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippine pesos would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Although the expected shift in US monetary policy to increase short term interest rates may strengthen the US dollar against a number of currencies, particularly against emerging market currencies, fluctuations between the pound sterling, the Indian rupee, the South African rand, the Australian dollar or the Philippine peso, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the pound sterling, Indian rupee, South African rand, Australian dollar and Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

The referendum in the United Kingdom, and now the risk of a “no deal” between the United Kingdom and the European Union regarding the United Kingdom’s withdrawal from the European Union, have created uncertainty in the British and European economies and in the global economy as a whole. See “—The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” These developments have caused, and may continue to cause, volatility in the exchange rates between the pound sterling and other currencies.

The average pound sterling to US dollar exchange rate was approximately £0.759 per $1.00 in the nine months ended December 31, 2018, which represented an depreciation of the pound sterling by an average of 0.6% as compared with the average exchange rate of £0.754 per $1.00 in fiscal 2018, which in turn represented an appreciation of the pound sterling by an average of 1.4% as compared with the average exchange rate of £0.76 per $1.00 in fiscal 2017.

The average Indian rupee to US dollar exchange rate was approximately ₹69.72 per $1.00 in the nine months ended December 31, 2018, which represented a depreciation of the Indian rupee by an average of 8.2% as compared with the average exchange rate of approximately ₹64.46 per $1.00 in fiscal 2018, which in turn represented an appreciation of the Indian rupee by an average of 3.9% as compared with the average exchange rate of approximately ₹67.10 per $1.00 in fiscal 2017.

The average South African rand exchange rate was approximately R13.66 per $1.00 in the nine months ended December 31, 2018, which represented a depreciation of the South African rand by an average of 5.3% as compared with the average exchange rate of approximately R12.98 per $1.00 in fiscal 2018, which in turn represented an appreciation of the South African rand by an average of 7.8% as compared with the average exchange rate of approximately R14.07 per $1.00 in fiscal 2017.

The average Australian dollar exchange rate was approximately A1.36 per $1.00 in the nine months ended December 31, 2018, which represented a depreciation of the Australian dollar by an average of 5.0% as compared with the average exchange rate of approximately A1.29 per $1.00 in fiscal 2018, which in turn represented an appreciation of the Australian dollar by an average of 2.8% as compared with the average exchange rate of approximately A1.33 per $1.00 in fiscal 2017.

The average Philippine peso exchange rate was approximately PHP 53.09 per $1.00 in the nine months ended December 31, 2018, which represented a depreciation of the Philippine peso by an average of 4.6% as compared with the average exchange rate of approximately PHP 50.76 per $1.00 in fiscal 2018, which in turn represented a depreciation of the Philippine peso by an average of 5.4% as compared with the average exchange rate of approximately PHP 48.18 per $1.00 in fiscal 2017.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, the South African rand or the Philippine peso appreciates significantly against the US dollar. For example, the appreciation of the Indian rupee and the South African rand against the US dollar for the year ended March 31, 2018 negatively impacted our results of operations whereas the appreciation of the pound sterling and the Australian dollar against the US dollar positively impacted our results of operations during that year. The depreciation of the Indian rupee and the South African rand against the US dollar in fiscal 2017 and 2016 and the appreciation of the Australian dollar against the US dollar in fiscal 2017 positively impacted our results of operations in these years, whereas the depreciation of the pound sterling against the US dollar in fiscal 2017 and 2016 and the depreciation of the Australian dollar against the US dollar in fiscal 2016 negatively impacted our results of operations in these years. The appreciation of the pound sterling against the US dollar, and the depreciation of the Indian Rupee and the South African rand against the US dollar for the nine months ended December 31, 2018 positively impacted our results of operations whereas the depreciation of the Australian dollar against the US dollar negatively impacted our results of operations during that period.

We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Spain, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in legal regimes and regulatory requirements; and

•	policy changes due to changes in government.

For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. While we expect our business in our WNS Auto Claims BPM segment to improve in fiscal 2019, there’s no assurance that it will improve to our expected level of performance or at all. The occurrence of other changes in legal regimes or regulatory requirements, or any other events associated with the risks of conducting business internationally, could have a material adverse effect on our results of operations and financial condition.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.

We have operations in 12 countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations to which our clients’ business operations are subject include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US, the Financial Services Act in the UK and the General Data Protection Regulation in the European Union. In addition, HealthHelp, which we acquired in March 2017, administers programs offered by the Centers for Medicare & Medicaid Services, a United States federal agency that administers Medicare and Medicaid. Regulatory changes may result in our exiting certain parts of our business.

On account of the global nature of our and our clients’ operations, compliance with diverse legal and regulatory requirements is difficult, time-consuming and requires significant resources. Further, the extent of development of legal systems varies across the countries in which we operate and local laws may not be adequately developed or be able to provide us clear guidance to sufficiently protect our rights. Specifically, in many countries including those in which we operate and/or seek to expand to, the practices of local businesses may not be in accordance with international business standards and could violate anti-corruption laws and regulations, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977. Our employees, subcontractors, agents, business partners, the companies we acquire and their employees, subcontractors and agents, and other third parties with which we associate, could act in a manner which violates policies or procedures intended to ensure compliance with laws and regulations, including applicable anti-corruption laws or regulations.

Violations of such laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or were aware of the actions leading to the violations), including fines or penalties, breach of contract damages, disgorgement of profits and suspension or disqualification from work, any of which could materially and adversely affect our business, including our results of operations and our reputation. If we are unable to maintain our licenses, permits or other qualifications necessary to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

We face competition from onshore and offshore business process management companies and from information technology companies that also offer business process management services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.

The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, business process transformation capabilities and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process management and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets.

These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Technological changes include the development of complex automated systems for the processing of transactions that are formerly labor intensive, which may reduce or replace the need for outsourcing such transaction processing.

Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.

Changes in technology could lead to changes in our clients’ businesses as well as their requirements for business process services, which may adversely impact our business and results of operations.

Proliferation of accessible technology, such as smartphones and internet, has had an impact on the manner in which customers and businesses interact with each other. Companies are increasingly adopting social media platforms, online self-help portals and mobile applications for communicating with and servicing their customers rather than utilizing business process management companies such as ourselves to manage these interactions. Our clients also continue to invest in technology by upgrading their platforms and application capabilities towards increased automation of transactions. Advances in software, such as robotic process automation and voice recognition, have the potential to reduce dependency on human processing transactions. Such developments and other innovations, such as autonomous vehicles, have the potential to significantly change the way our clients’ businesses operate and may reduce their dependency on business process management companies, including our company, for managing their business processes. We are therefore subject to a risk of disintermediation on account of such changes in technology, which could impact our future growth prospects and may require continued investments in our business.

If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will require us to pay penalties to our clients or result in lower payment to us. Failure to meet these service level requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

We depend on human resources to process transactions for our clients. Disruptive incidents, including man-made events such as civil strikes and shutdowns, may impact the ability of our employees to commute to and from our operating premises. Non-natural disasters, whether unintentional (such as those caused by accidents) or intentional (such as those caused by terrorist attacks), may also disrupt our operations. While we have implemented business continuity plans for clients where we have contractually agreed to do so, we may not always be able to provide services to our clients for the duration of such incidents.

Although under most of our contracts with our clients, our liability for breach of our obligations is limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract, our liability for breach of our obligations under certain of our contracts is unlimited. With respect to those of our contracts that contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive or confidential information, whether through a breach or circumvention of our or our clients’ computer systems and processes, through our employees or otherwise. Further, cybersecurity and data privacy considerations could impact our business.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality of the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. Although we have implemented appropriate policies, procedures and infrastructure to reduce the possibility of physical, logical and personnel security breaches, along with appropriate audit oversight for verifying continued operating effectiveness of the same through internal audits and external SSAE16 / ISAE3402, ISO27001 and PCI-DSS reviews, such measures can never completely eliminate the risk of cybersecurity attacks. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws.

To date, although there has not been a material cybersecurity attack that has had an adverse effect on our operations, there is no assurance that there may not be a material adverse effect in the future. Rapid advancements and changes to the technological landscape may require us to make significant further investments in the domain of cybersecurity in order to protect our and our clients’ data and infrastructure. In addition, such advancements coupled with the rise in the sophisticated nature of cyber threats and attacks make it possible that certain threats or vulnerabilities may not be detected in time to prevent an attack on our or our clients’ business. On account of the interconnected nature of our business, there is an interdependency between our clients, business partners and our business to implement appropriate cybersecurity controls in order to mitigate cybersecurity risk. A failure of cybersecurity controls at our client or business partners could therefore result in a breach at our company.

While we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our or our clients’ data centers or computer systems or unauthorized use or disclosure of sensitive or confidential client data, whether through breach of our or our clients’ computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could also have a negative impact on our reputation which would harm our business.

We also cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or our clients’ or business partners’ systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our or our client’s or business partners’ computer systems and networks that access and store sensitive information. Cyber threats, such as phishing and trojans, could intrude into our or our client’s or business partners’ network to steal data or to seek sensitive information. Any intrusion into our network or our client’s or business partners’ network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our rights in such intellectual properties, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients, and limit access to and distribution of our proprietary information to the extent required for our business purpose.

India is a member of the Berne Convention, an international intellectual property treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of other foreign countries, including the laws of the United States. There can be no assurance that the laws, rules, regulations and treaties in effect in the United States, India and the other jurisdictions in which we operate and the contractual and other protective measures we take, are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, results of operations and financial condition.

Our clients may provide us with access to, and require us to use, third party software in connection with our delivery of services to them. Our client contracts generally require our clients to indemnify us for any infringement of intellectual property rights or licenses to third party software when our clients provide such access to us. If the indemnities under our client contracts are inadequate to cover the damages and losses we suffer due to infringement of third party intellectual property rights or licenses to third party software to which we were given access, our business and results of operations could be adversely affected. We are also generally required, by our client contracts, to indemnify our clients for any breaches of intellectual property rights by our services. Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against us in the future. The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2019 (including work orders/statement of works that will expire on or before March 31, 2019) represented approximately 15.2% of our revenue and 15.6% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2018. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.

For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments (non-GAAP) in fiscal 2012 and 2011, respectively.

In addition, one of our top five clients by revenue contribution in fiscal 2014, an OTA, provided us with a lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5% and 6.1% of our revenue and 2.6% and 6.5% of our revenue less repair payments (non-GAAP) in fiscal 2015 and 2014, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our largest clients. For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.

In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.

Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue.

Fraud on account of circumvention of controls within our or our clients’ computer systems and processes could adversely impact our business.

Our business is dependent on the secure and reliable operation of controls within our and our clients’ information systems and processes, whether operated or executed by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to record fraudulent transactions. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Accordingly, we may have significant liability arising from fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

Such concerns have also led the UK and other EU jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK or EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us. In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India.

Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.

Adverse changes to our relationships with the companies with whom we have an alliance or in the business of the companies with whom we have an alliance could adversely affect our results of operations.

We have alliances with companies whose capabilities complement our own. For example, some of our services and solutions are based on technology, software or platforms provided by these companies. The priorities and objectives of these companies with whom we have an alliance may differ from ours. As most of our alliance relationships are non-exclusive, these companies with whom we have an alliance are not prohibited from competing with us or forming closer or preferred arrangements with our competitors. One or more of these companies with whom we have an alliance may be acquired by a competitor, or may merge with each other, either of which could reduce our access over time to the technology, software or platforms provided by those companies. In addition, these companies with whom we have an alliance could experience reduced demand for their technology, software or platforms, including, for example, in response to changes in technology, which could lessen related demand for our services and solutions. If we do not obtain the expected benefits from our alliance relationships for any reason, we may be less competitive and our ability to offer attractive solutions to our clients may be negatively affected, which could have an adverse effect on our results of operations.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. In 2016, we opened an additional delivery center in the Philippines at Iloilo, and in fiscal 2017 we expanded into France, Germany and Turkey. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional offshore delivery centers in the Asia Pacific and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 38,892 as at December 31, 2018 from 25,520 as at March 31, 2013. In fiscal 2011, we expanded our delivery center in Romania. In fiscal 2014, our facilities in China and Sri Lanka became operational. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa and Iloilo, the Philippines. In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. In fiscal 2019, we added a new facility in Palma, Spain. We now have delivery centers across 12 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Europe.

We have also completed numerous acquisitions. For example, in the first quarter of fiscal 2017, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry based in India, the United States and Europe. Value Edge had 222 employees as at December 31, 2018. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions based in the United States. With operations in United States, Turkey, China and India, Denali had 379 employees as at December 31, 2018. In March 2017, we acquired HealthHelp, an industry leader in care management based in the United States. HealthHelp had 525 employees as at December 31, 2018. For more information about more recent acquisitions, see “—We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.”

This growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these potential problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

Our executive and senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process management industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6 — Directors, Senior Management and Employees — Compensation” of our annual report on Form 20-F for our fiscal year ended March 31, 2018. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During each of fiscal 2018, 2017 and 2016, the attrition rate for our employees who have completed six months of employment with us was 29%, 34% and 34% respectively. Our attrition rate for our employees who have completed six months of employment with us was 30% during the nine months ended December 31, 2018. Although the attrition rate for our employees decreased in fiscal 2018, we cannot assure you that our attrition rate will not increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our loan agreements impose operating and financial restrictions on us and our subsidiaries.

We have incurred a substantial amount of indebtedness in connection with recent acquisitions. As at December 31, 2018, we had total indebtedness of $75.9 million in secured bank loans. See Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources.” Our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

•	they may increase our vulnerability to general adverse economic and industry conditions;

•

they may require us to dedicate a substantial portion of our cash flow from operations to payments on our loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they may limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	they may impose certain financial covenants on us that we may not be able to meet, which may cause the lenders to accelerate the repayment of the balance loan outstanding.

Further, the restrictions that may be contained in our loan agreements may limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. Our ability to comply with the covenants of our loan agreements may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

To fund our capital expenditures, service our indebtedness and fund other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to fund planned capital expenditures and to make payments on our outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given that the uncertainty over global economic conditions remains, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If global economic uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing.

If we cannot fund our capital expenditures, service our indebtedness or fund our other potential liquidity requirements, we may have to take actions such as seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F.

If material weaknesses are identified in our internal controls over financial reporting, we could be required to implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process management outsourcing to India, increased competition for skilled employees in India, and regulatory developments resulting in wage increases in India, may reduce this competitive advantage. For example, the Government of India has proposed the Code on Wages Bill, 2017, which, if passed, would replace four central labor laws, including the Minimum Wages Act, 1948, the Payment of Wages Act, 1936, the Payment of Bonus Act, 1965, and the Equal Remuneration Act, 1976, and would introduce a national minimum wage for all employees to be administered by the central government. As a result, our wage costs in India may increase. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Further, following the establishment of our delivery centers in the US in 2014, our operations in the US have expanded and our wage costs for employees located in the UK and the US now represent a larger proportion of our total wage costs. Wage increases in the UK and the US may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H7N9) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to provide us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.

The terms of our client contracts typically range from three to five years. In many of our contracts, we commit to long-term pricing with our clients, and we negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include input-based pricing (such as full-time equivalent-based pricing arrangements), fixed-price arrangements, output-based pricing (such as transaction-based pricing), outcome-based pricing, and contracts with features of all these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which are largely based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.

We intend to focus on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we continue to bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2018, 2017 and 2016, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp-up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability.

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services. For example, in China, in addition to delivering services from our own delivery center, we used to deliver services through a subcontractor’s delivery center. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities, which may present difficulties in financing the acquisition or joint venture on attractive terms. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions in the high tech, retail and CPG, banking and financial services, utilities and healthcare verticals, and in March 2017, we acquired HealthHelp, an industry leader in care management whose solutions are delivered by combining a proprietary technology platform rooted in evidence-based medical research, high-end predictive analytics, and deep healthcare industry expertise. In June 2016, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. There is no assurance that these acquisitions will be profitable for us. We also cannot assure you that we will be able to successfully integrate the business operations of Value Edge, Denali or HealthHelp with ours, or that we will be able to successfully leverage the assets of Value Edge, Denali or HealthHelp to grow our revenue, expand our service offerings and market share or achieve accretive benefits from these acquisitions. Further, we face the risk that the legal regime or regulatory requirements imposed on any business that we acquire may change following our acquisition and such changes may adversely affect our ability to achieve the expected accretive benefits from the acquisition, which could in turn require us to recognize an impairment of goodwill associated with the acquired business. See “—The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.”

We also face risks arising from acquisitions of businesses reliant upon a small number of key clients. The value of such acquisitions may decline in the event that their key clients decide not to renew their contracts, or decrease their volume of business or the prices paid for services. For example, HealthHelp is reliant on one client. A decline in the volume of business from this client or in the pricing of our services to this client would likely adversely affect our ability to achieve the expected accretive benefits from our acquisition of HealthHelp.

Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We recorded a significant impairment charge to our earnings in fiscal 2017 and may be required to record another significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.

As at December 31, 2018, we had goodwill and intangible assets of approximately $212.1 million, which primarily resulted from our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. While we expect our business in our WNS Auto Claims BPM segment to improve in fiscal 2019, there’s no assurance that it will improve to our expected level of performance or at all. See also “—The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, of the total $212.1 million in goodwill and intangible assets we had as at December 31, 2018, $96.2 million pertains to our acquisition of HealthHelp in fiscal 2017. This goodwill and intangible assets associated with our acquisition of HealthHelp is primarily attributable to HealthHelp’s expected business from one client. Pricing of services to this client will be due for renegotiation in fiscal 2019. There is no assurance that the pricing terms will be renewed on terms acceptable to us. If there is a significant decline in the prices charged for services to this client or a decrease in the volume of business from this client, we may be required to review our goodwill and intangible assets for impairment and record a further impairment charge. Further, if, for example, the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisitions of Marketics Technologies (India) Private Limited, a provider of offshore analytics services which we acquired in 2007, and Value Edge, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we are currently subject to no Jersey income tax. Although we continue to enjoy the benefits of the Jersey business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “ —New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, in December 2015, the Government of India amended the Payment of Bonus Act, 1965, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. As a result, our wage costs in India have increased. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, the value of our ADSs and your investment in our ADSs.

The United Kingdom’s impending withdrawal from the European Union may have a negative effect on our operations in the United Kingdom and European Union.

We have operations in the United Kingdom, Romania and Poland. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a two-year negotiation period which is due to expire on March 29, 2019, unless an extension is agreed. The referendum, and now the risk of a “no deal” between the United Kingdom and the European Union, has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. Any of these events may have an adverse effect on our operations in the United Kingdom and the European Union, the value of our ADSs and your investment in our ADSs.

Our business in South Africa is evaluated for compliance with the South African government’s Broad-Based Black Economic Empowerment (“BBBEE”) legislation. Failure to maintain a minimum BBBEE rating would result in a loss of certain government grants, and may also result in us losing certain business opportunities or clients imposing contractual penalties on us.

Our business in South Africa is evaluated for compliance with the South African government’s BBBEE legislation against a BBBEE scorecard, based on various criteria. South African government grants are available to businesses that meet specified conditions, including achieving a specified minimum BBBEE rating. Additionally, many South African companies require their service providers to maintain a minimum BBBEE rating, and many of our South African client contracts contain clauses that allow our clients to terminate their contracts with us or impose specified penalties on us if we do not maintain a minimum BBBEE rating.

New BBBEE criteria became effective for us from March 2017, according to which an entity receives a new compliance rating from the BBBEE rating agency. Under these new criteria, our rating based on our previous structure and practices would have dropped and we would have been required contractually to improve our rating. We developed a plan to achieve or improve our current rating by the BBBEE verification audit for period ended March 31, 2017 in May 2017. This plan included, among other measures, divesting some of our interests in our South Africa subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved the required rating in our BBBEE verification audit in May 2018 which is valid until May 2019. However, there is no assurance that we will successfully maintain our existing BBBEE rating under the new criteria in our next annual BBBEE verification audit by the BBBEE rating agency, or at all. If we fail to achieve the required minimum BBBEE rating, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, Chennai was affected by severe flooding in November 2015. Although our clients experienced minimal disruptions during the Chennai flood due to the business continuity planning and infrastructure resiliency measures that are designed to minimize the impact of natural disasters on our business which we have implemented, such measures may be rendered less effective in other circumstances. In addition, we have operational facilities and communication hubs located in regions which are considered to be particularly vulnerable to natural disasters, such as the Philippines and Houston in the United States, which have experienced severe natural disasters such as typhoons, hurricanes and floods. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In the nine months ended December 2018, our tax rate in India and the Philippines impacted our effective tax rate. We would have incurred approximately $11.8 million, $9.4 million and $5.2 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for the nine months ended December, 2018, fiscal 2018 and 2017 respectively, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India and the Philippines to continue to impact our effective tax rate. Our effective tax rate in Sri Lanka has been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018, following which the income from export of service has been subject to tax at 14% on net basis.

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our STPI operations in India became subject to the prevailing annual tax rate, which is currently 34.95%.

When any of our tax holidays or exemptions expire or terminate, or if the applicable government withdraws or reduces the benefits of a tax holiday or exemption that we enjoy, our tax expense may materially increase and this increase may have a material impact on our results of operations. The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

New tax legislation could impact the way we are taxed in the future. For example, the Government of India has issued guidelines on General Anti Avoidance Rule (the “GAAR”), which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. If we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect any adverse impact on account of the GAAR.

Further, as another example, the US Government enacted new tax legislation with effect from January 1, 2018. We had recorded a provisional amount of $5.2 million for the effects of the 2017 US Tax Reforms in our financial results for the three months ended December 31, 2017, with the amount to be updated during the measurement period as additional information is obtained, prepared and analyzed. During the three months ended December 31, 2018, we have analyzed the impact of the effects of the change in law on our financial results and have recorded a final one-time tax benefit of $0.4 million primarily resulting from the adjustments to our deferred tax balances arising from business combinations, share-based compensation, losses and accruals and transition tax, thereby reducing the effective tax rate by 0.3% for the nine months ended December 31, 2018.

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The Government of India, the US or other jurisdictions where we have a presence could enact new tax legislation which would have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to repatriate surplus earnings from our delivery centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013. We have filed an application for renewal of the advance pricing agreement for another five years starting from April 2018 and will continue to apply the same methodology as set out in the advance pricing agreement pending the renewal of the agreement.

We may be required to pay additional taxes in connection with audits by the tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2015 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹3,068.8 million ($44.0 million based on the exchange rate on December 31, 2018) in additional taxes, including interest of ₹1,123.2 million ($16.1 million based on the exchange rate on December 31, 2018).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS, each of which is one of our Indian subsidiaries, as the case may be, and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at December 31, 2018 we have provided a tax reserve of ₹806.2 million ($11.6 million based on the exchange rate on December 31, 2018) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part I — Item 5 — Operating and Financial Review and Prospects—Tax Assessment Orders” in our annual report on Form 20-F for the year ended March 31, 2018.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹2,933.0 million ($42.0 million based on the exchange rate on December 31, 2018) in additional taxes, including interest of ₹905.8 million ($13.0 million based on the exchange rate on December 31, 2018). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹874.4 million ($12.5 million based on the exchange rate on December 31, 2018) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at December 31, 2018, corporate tax returns for fiscal years 2016 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.0 million based on the exchange rate on December 31, 2018) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on December 31, 2018) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.

Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India, such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have sharply increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If more stringent labor laws become applicable to us, our profitability may be adversely affected.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process management industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

Most of our delivery centers operate on leasehold property and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Most of our delivery centers operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our delivery centers or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our results of operation.

Risks Related to our ADSs

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at December 31, 2018, we had 49,969,370 ordinary shares (excluding 1,100,000 treasury shares) outstanding, including 49,696,150 shares represented by 49,696,150 ADSs. In addition, as at December 31, 2018, a total of 3,012,522 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our Third Amended and Restated 2006 Incentive Award Plan and our First Amended and Restated 2016 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process management;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We may not be able to pay any dividends on our shares and ADSs.

We have never declared or paid any dividends on our ordinary shares. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant at the time.

Subject to the provisions of the Companies (Jersey) Law 1991 (the “1991 Law”) and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

•	immediately following the date on which the distribution is proposed to be made, we will be able to discharge our liabilities as they fall due; and

•

having regard to our prospects and to the intentions of our directors with respect to the management of our business and to the amount and character of the financial resources that will in their view be available to us, we will be able to continue to carry on business and we will be able to discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the distribution is proposed to be made or until we are dissolved under Article 150 of the 1991 Law, whichever first occurs.

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “ — Risks Related to Our Business — We, from time to time, enter into agreements for credit facilities, which may impose operating and financial restrictions on us and our subsidiaries.”

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary of our ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.

As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.

Holders of ADSs may be subject to limitations on transfers of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the American Depositary Receipts or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

Holders of ADSs may not be able to participate in rights offerings or elect to receive share dividends and may experience dilution of their holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to them after consultation with us. We cannot make rights available to holders of our ADSs in the US unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of our ADSs unless we have requested that such rights be made available to them and the depositary has determined that such distribution of rights is lawful and reasonably practicable. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, holders of our ADSs will receive no value for them. In addition, US securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

We may be classified as a passive foreign investment company, which could result in adverse US federal income tax consequences to US holders of our ADSs or ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes (“PFIC”) with respect to our most recently closed taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US holder (as defined in “Part I — Item 10 — Additional Information — E. Taxation — US Federal Income Taxation” in our annual report on Form 20-F for the year ended March 31, 2018) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US holder.

If a United States person is treated as owning at least 10% of our ordinary shares (or ADSs), such holder may be subject to adverse US federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares (or ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more US subsidiaries, certain of our non-US subsidiaries could be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its US taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in US property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a US corporation. A failure to comply with these reporting obligations may subject such holder to significant monetary penalties and may prevent the statute of limitations with respect to such holder’s US federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-US subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in our ordinary shares (or ADSs).

Our share repurchase program could affect the price of our ADSs.

In March 2018, our shareholders approved a share repurchase program authorizing the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Under this repurchase program, our ADSs may be purchased in the open market from time to time over 36 months from March 30, 2018, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the share repurchase program with cash on hand. The program would not obligate us to repurchase any dollar amount or number of ADSs, and may be suspended or discontinued at any time at our discretion.

Any repurchases pursuant to our repurchase program could affect the price of our ADSs and increase its volatility. The existence of a repurchase program could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase program is intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our proposed repurchase program with cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, the program does not obligate us to repurchase any dollar amount or number of ADSs and may be suspended or discontinued at any time, and any suspension or discontinuation could cause the market price of our ADSs to decline.

We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.

Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

•	a classified Board of Directors with staggered three-year terms; and

•

the ability of our Board of Directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our Board of Directors to increase the number of outstanding shares and prevent or delay a takeover attempt.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and the majority of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.

Part IV — OTHER INFORMATION

Share Repurchases

In March 2018, our shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date on which the shareholders resolution approving the repurchase program was passed. We intend to fund the repurchases of ADSs under the repurchase program with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

During the nine months ended December 31, 2018, we repurchased 1,100,000 ADSs for a total consideration of $56.3 million (including transaction costs of $11,000), in the open market, under the above-mentioned share repurchase program. The shares underlying these ADSs are recorded as treasury shares.

During the nine months ended December 31, 2018, we received authorization from the Board of Directors to cancel, and cancelled, 4,400,000 ADSs that were held as treasury shares for an aggregate cost of $134.2 million. The effect of cancellation of these treasury shares was recognized in share capital amounting to $0.6 million and in share premium amounting to $133.6 million, in compliance with Jersey Law. There was no effect on the total shareholders’ equity as a result of this cancellation.

The table below sets forth the details of ADSs repurchased during the nine months ended December 31, 2018 under the above mentioned share repurchase program:

Period	No. of ADSs purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in 000s) of ADSs that may yet be repurchased under the program (assuming purchase price of $100 per ADS)
April 1 to April 30, 2018	—	—	—	330,000
May 1 to May 31, 2018	120,500	50.09	120,500	317,950
June 1 to June 30, 2018	329,800	52.44	329,800	284,970
July 1, to July 31, 2018	408,142	50.64	408,142	244,156
August 1, to August 31, 2018	241,558	50.86	241,558	220,000
September 1, to September 30, 2018	—	—	—	220,000
October 1, to October 31, 2018	—	—	—	220,000
November 1, to November 30, 2018	—	—	—	220,000
December 1, to December 31, 2018	—	—	—	220,000
Total	1,100,000	51.17	1,100,000	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2019

WNS (HOLDINGS) LIMITED

By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer